
03050309

82- SUBMISSIONS FACING S...

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cycle & Carriage Ltd.

*CURRENT ADDRESS 239 Alexandra Road
Singapore 159930

**FORMER NAME

**NEW ADDRESS


PROCESSED
MAY 08 2003
THOMSON FINANCIAL

FILE NO. 82- 3163 FISCAL YEAR 12/31/99

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE: 4/28/03


CYCLE & CARRIAGE

Cycle & Carriage Limited
Annual Report



07:48

Balmoral Residences
Balmoral Crescent

Singapore







financial calendar

Financial year ended 31 December 2001

Announcement of interim results	31 July 2001
Announcement of final results	21 February 2002
Issue of Summary Report	21 March 2002
Issue of Annual Report	18 April 2002
Annual General Meeting	7 May 2002
Book closure dates	22 to 23 May 2002
Final dividend payment date	On or about 4 July 2002

Financial year ending 31 December 2002

Proposed announcement of interim results	July 2002
Proposed announcement of final results	February 2003

contents

corporate profile

Cycle & Carriage has a long operating history of over 100 years and an established track record. The Group has two core businesses: motor vehicle distribution and retail, and property investment and development and a strategic 32% stake in PT Astra International Tbk, a leading Indonesian conglomerate.

Cycle & Carriage Limited is listed on the Singapore Exchange. The Group comprises over 200 subsidiaries and associates and employs approximately 100,000 employees in six countries in the Asia Pacific region; Singapore, Malaysia, Indonesia, Australia, New Zealand and Thailand.

The Group is one of the largest automotive players in the region, representing some of the best known automotive marques in the world including Mercedes-Benz, Toyota, Mitsubishi, Hyundai, Audi, Kia, BMW and Mazda.

In property investment and development, the Group's business is focused mainly in the residential, commercial and industrial sectors in Singapore and Malaysia.

Cycle & Carriage is dedicated to performance excellence, providing quality products and services and being a responsible corporate citizen. It is committed to good corporate governance, delivering long term growth and enhancing shareholder value through organic growth and regional expansion.

key operating businesses

MOTOR

Singapore

The Cycle & Carriage motor operations (100%) is one of the premier automotive businesses in Singapore. It is engaged in motor distribution, retailing and the provision of after-sales services and has interests in motor vehicle dealerships and vehicle financing. The marques handled are Mercedes-Benz, Mitsubishi, Proton and Kia.

Malaysia

Cycle & Carriage Bintang (48%) which is listed on the Kuala Lumpur Stock Exchange is involved in the assembly, distribution, retailing and provision of after-sales services for Mercedes-Benz, Mazda and Peugeot.

Cycle & Carriage Malaysia (85%) is a multi-franchised dealer handling Proton, Mazda, Mitsubishi, Kia, Hyundai vehicles and Isuzu commercial vehicles.

Australia

Cycle & Carriage Australia (100%) is the number one importer of cars in Australia, distributing Hyundai and Audi (50%) vehicles and provides wholesale and retail vehicle financing and logistic services to motor distributors.

New Zealand

Truck Investments (100%) is the largest independent distributor of heavy vehicles in New Zealand, distributing Hino, Renault, ERF, Mack, MAN and Western Star vehicles. It has the only nationwide parts and service network for trucks and commercial vehicles.

Cycle & Carriage operations in New Zealand (100%), comprise the Kia distributorship and operate Nissan, Mitsubishi and Chrysler dealerships.

Thailand

Cycle & Carriage Thailand (100%), one of the Group's smaller businesses, is a dealer for Ford in Bangkok.

PROPERTY

Singapore, Malaysia

The Group's principal property entity is Singapore-listed MCL Land (60%) and together with CCL Group Properties (79%) are involved in property investment and development. The Group has total assets of about S$1.5 billion employed in its property business as at 31 December 2001.

ASTRA

Indonesia

PT Astra International Tbk (32%), listed on the Jakarta and Surabaya Stock Exchanges is a leading conglomerate and the largest independent automobile group in Southeast Asia with about 50% of the motor vehicle and motorcycle markets in Indonesia. It holds the Toyota, Daihatsu, Isuzu, BMW, Peugeot and Nissan diesel marques for motor vehicles and the Honda marque for motorcycles. It also has other businesses including significant interests in palm oil, heavy equipment, telecommunications and information technology.

( ) Effective interest as at 8 March 2002

financial highlights

Financial indicators

		1997	1998	1999	2000	**2001**
Earnings per share*	cts	73.0	45.7	41.9	73.9	**70.5**
Gross dividend per share	cts	32.0	14.0	30.0	17.0	**15.0**
Revenue	S$m	3,026.7	2,393.0	2,854.7	4,588.3	**4,641.4**
Profit after taxation and minority interests*	S$m	170.7	107.0	98.1	172.8	**166.3**


cts
100
80
60
40
20
0
97
98
99
00
01

Earnings per share*


cts
40
35
30
25
20
15
10
5
0
97
98
99
00
01

Gross dividend per share


S$m
5,000
4,000
3,000
2,000
1,000
0
97
98
99
00
01

Revenue

* excluding exceptional items

Financial indicators

		1997	1998	1999	2000	**2001**
Shareholders' funds	S$m	1,380.7	1,176.2	1,254.8	706.5	**800.6**
Return on average shareholders' funds*	%	12.3	8.4	8.1	17.6	**22.1**
Capital employed	S$m	1,895.4	1,573.1	1,657.4	1,116.6	**1,183.9**
Net tangible assets per share	S$	5.90	5.03	5.36	3.02	**3.36**


S$m
210
180
150
120
90
60
30
0
97
98
99
00
01

Profit after taxation & minority interests*

* excluding exceptional items


S$m
%
1,400
1,200
1,000
800
600
400
200
0
25
20
15
10
5
0
97
98
99
00
01

Shareholders' funds

Return on average shareholders' funds* (%)


S$m
S$
2,000
1,600
1,200
800
400
0
7
6
5
4
3
2
1
0
97
98
99
00
01

Capital employed

Net tangible assets per share (S$)

segmental information

By Activity

2001	Revenue		Profit before financing charges and taxation		Profit/(loss) after taxation and minority interests		Total assets	
	S$m	%	S$m	%	S$m	%	S$m	%
Motor	**2,697.1**	58	**103.5**	35	**65.3**	39	**826.4**	34
Property	**179.7**	4	**30.7**	11	**14.2**	9	**1,455.0**	60
Astra	**1,664.1**	36	**157.3**	54	**106.1**	64	**94.8**	4
Other interests	**100.5**	2	**0.2**	0	**(19.3)**	−12	**46.6**	2
	4,641.4	100	**291.7**	100	**166.3**	100	**2,422.8**	100
Exceptional items	**-**		**(70.0)**		**(45.8)**		**-**	
Unallocated assets	**-**		**-**		**-**		**12.5**	
	4,641.4		**221.7**		**120.5**		**2,435.3**	

Revenue



- 58% Motor
- 4% Property
- 36% Astra
- 2% Other Interests

Profit before financing charges and taxation



- 35% Motor
- 11% Property
- 54% Astra
- 0% Other Interests

Profit/(loss) after taxation and minority interests


-12%

- 39% Motor
- 9% Property
- 64% Astra
- −12% Other Interests

Total assets



- 34% Motor
- 60% Property
- 4% Astra
- 2% Other Interests

By Activity

2000	Revenue		Profit before financing charges and taxation		Profit/(loss) after taxation and minority interests		Total assets	
	S$m	%	S$m	%	S$m	%	S$m	%
Motor	**2,998.9**	66	**191.5**	64	**119.3**	69	**837.3**	37
Property	**219.1**	5	**34.8**	12	**16.7**	10	**1,378.7**	61
Astra	**1,261.2**	27	**70.2**	24	**50.9**	29	**25.6**	1
Other interests	**109.1**	2	**(0.3)**	0	**(14.1)**	-8	**22.5**	1
	4,588.3	100	**296.2**	100	**172.8**	100	**2,264.1**	100
Exceptional items	**–**		**(94.6)**		**(72.5)**		**–**	
Unallocated assets	**–**		**–**		**–**		**16.7**	
	4,588.3		**201.6**		**100.3**		**2,280.8**	

Revenue



- 66% Motor
- 5% Property
- 27% Astra
- 2% Other Interests

Profit before financing charges and taxation



- 64% Motor
- 12% Property
- 24% Astra
- 0% Other Interests

Profit/(loss) after taxation and minority interests


-8%

- 69% Motor
- 10% Property
- 29% Astra
- -8% Other Interests

Total assets



- 37% Motor
- 61% Property
- 1% Astra
- 1% Other Interests

08:12

Scotts Road

Singapore





corporate governance

Corporate Governance
The Board of Cycle & Carriage has adopted the measures and practices as set out in the Best Practices Guide relating to Corporate Governance issued by the Singapore Exchange and believes that it has complied fully with the Best Practices Guide. Going forward, the Board will adopt the corporate governance principles and practices recommended by the Corporate Governance Committee in 2001 in the Code of Corporate Governance for listed companies in Singapore.

The Board
The Board of directors currently comprises ten non-executive directors and two executive directors. During the past year, the Board held five meetings.

Apart from its fiduciary duties under the law, the Board is responsible for the overall strategy and direction of the Group and approves important matters such as major acquisitions, disposals, capital expenditure, the operating plan and budget.

It reviews the financial statements and important announcements to be issued. In addition to the standing committees, the Board establishes committees from time to time to look into specific matters and to assist it in the discharge of its responsibilities. The composition and functions of the standing committees are described below.

Nomination Committee
The nomination committee was established during the year. The members are Tan Sri Abdul Halim bin Ali, Anthony Nightingale, Datuk Hassan Abas, Alan Yeo and Chang See Hiang. Three of the members are independent.

The committee is responsible for making recommendations to the Board on all appointments, including directorships on the Boards of the Group's subsidiaries and associates, formally assessing the effectiveness of the Board as a whole and the contribution of each individual director to the effectiveness of the Board.

Audit Committee
The Chairman of the audit committee is Datuk Hassan Abas and the members are Boon Yoon Chiang, Anthony Nightingale, Alan Yeo, Vimala Menon, Lim Ho Kee and Chang See Hiang. Four of the members, including the Chairman are independent directors.

The functions of the audit committee are to help the Board fulfil its responsibilities in relation to the Group's financial reporting and to examine the adequacy of the Group's internal control systems and corporate governance. It reviews and approves all interested person transactions within the guidelines of the general mandate given by the shareholders for such transactions. It also considers the external auditors' management letter and management's response to it and the internal audit plan. Further, it serves as an independent party to review financial information prepared by management for the shareholders, as well as the channel of communication between the Board and the external auditors and performs other functions specified in the Companies Act,



Cap 50 and the Best Practices Guide of the Listing Manual of the Singapore Exchange. The audit committee's duties include the recommendation of the external auditors for re-appointment.

The internal audit department reports functionally to the audit committee which has overall responsibility for the work of the department. In addition, the audit committee has full access to and the co-operation of management and the external auditors and has full discretion to invite anyone to attend its meetings.

As part of the Company's internal control system, directors and officers who sit on the boards of its subsidiaries are required to report their dealings in the shares of the Company and its listed subsidiary and are advised not to deal in the Company's shares during the periods commencing one month before the announcement of the Company's annual or half year results, as the case may be, and ending on the date of announcement of the relevant results, or when they are in possession of unpublished price-sensitive information of the Group.

The interested person transactions reviewed and approved by the audit committee in respect of the year ended 31 December 2001 amounted to S$6.2 million. These consisted of property-based transactions of S$4.2 million and corporate finance and treasury transactions of S$2.0 million with the DRB-HICOM/EON Group. The audit committee was satisfied that the transactions were carried out on commercial terms and were not prejudicial to the shareholders of the Company.

Remuneration Committee

The committee, which consists entirely of non-executive directors, is chaired by Alan Yeo. The other members are Anthony Nightingale, Datuk Hassan Abas, Vimala Menon and Chang See Hiang. Boon Yoon Chiang was a member until he stepped down in November 2001 and Chang See Hiang was appointed in his stead. The majority of the committee members are independent.

The committee's responsibility is to establish the remuneration policy for executive directors and determine the remuneration to them. It additionally reviews the compensation structure of the Group's senior executives and approves the granting of options to them under the CCL Executive's Share Option Scheme 2000.

Corporate Code of Ethics

The Board has adopted a corporate code of ethics which encapsulates many of the Group's longstanding policies. These policies apply to all employees and set out the standards within which they are expected to act. The policies are aimed at the maintenance of standards of honesty, integrity and fair dealing by all employees in their dealings with customers, suppliers, interested persons and the community, competitors and other internal units in the performance of their duties and responsibilities.



corporate information

Board of Directors
Tan Sri Dato' Seri Mohd Saleh Sulong* (Chairman)
Boon Yoon Chiang* (Deputy Chairman)
Philip Eng Heng Nee (Group Managing Director)
Tan Sri Abdul Halim bin Ali*
Rin Kei Mei*
Anthony J L Nightingale*
Datuk Hassan Abas*+
Alan Yeo Chee Yeow*+
Vimala Menon*
Neville Barry Venter (Group Finance Director)
Lim Ho Kee*+
Chang See Hiang*+
Owen P Howell-Price*
(Alternate to Anthony J L Nightingale)
Dato' Maznah bte Abdul Jalil*
(Alternate to Tan Sri Dato' Seri Mohd Saleh Sulong)

Nomination Committee
Tan Sri Abdul Halim bin Ali
Anthony J L Nightingale
Datuk Hassan Abas+
Alan Yeo Chee Yeow+
Chang See Hiang+

Audit Committee
Datuk Hassan Abas+ (Chairman)
Boon Yoon Chiang
Anthony J L Nightingale
Alan Yeo Chee Yeow+
Vimala Menon
Lim Ho Kee+
Chang See Hiang+

Remuneration Committee
Alan Yeo Chee Yeow+ (Chairman)
Anthony J L Nightingale
Datuk Hassan Abas+
Vimala Menon
Chang See Hiang+

Group Company Secretary
Ho Yeng Tat

Auditors
PricewaterhouseCoopers
8 Cross Street #17-00
PWC Building
Singapore 048424
Yeoh Oon Jin (Partner)

Registrar
Barbinder & Co Pte Ltd
8 Cross Street #11-00
PWC Building
Singapore 048424

Registered Office
239 Alexandra Road
Singapore 159930
Telephone: 64733122
Facsimile: 64757088

Website
www.cyclecarriage.com

* non-executive members
\+ independent director

board of directors

(1) Tan Sri Dato' Seri Mohd Saleh Sulong
Tan Sri Dato' Seri Mohd Saleh Sulong is the Chairman of the Board having been appointed in March 1997. An accountant by qualification, he is Chairman of the DRB-HICOM Group comprising more than 90 companies engaged in a wide range of industries, including automotive engineering and distribution, manufacturing, transportation services, financial services, information technology, construction and property development. He is also a director of Cycle & Carriage Bintang.

(2) Boon Yoon Chiang
Mr Boon was appointed the Deputy Chairman of the Group in May 1996. He is the Country Chairman of the Jardine Group of Companies in Singapore and a director of MCL Land. He serves on the Board of the Singapore International Chamber of Commerce and is the Honorary Secretary of the Singapore National Employers Federation. He is a member of the Governing Council of the Singapore Institute of Directors and is on the Board of Governors of the Manila-based Asian Institute of Management.

(3) Philip Eng
Mr Eng became Group Managing Director of the Cycle & Carriage Group in May 1996. A chartered accountant, Mr Eng joined the Group in 1982 and was the executive director responsible for the motor operations of the Group before his present appointment. In his capacity as the Group Managing Director, he has overall responsibility for the Group's operations including identifying new business opportunities. He is a director of MCL Land, Cycle & Carriage Bintang and is on the Board of Commissioners of PT Astra International.

(4) Tan Sri Abdul Halim Bin Ali
Tan Sri Abdul Halim bin Ali joined the Board in May 2001. He is the Chairman of the Employees Provident Fund in Malaysia, the Minority Shareholders Watchdog Body, Malaysia Building Society, Cycle & Carriage Bintang, Malakoff, Phileo Allied and a Director of ESSO Malaysia. He has in the past been Chief Secretary to the Government of Malaysia, Secretary General in the Ministry of Foreign Affairs and Ambassador of Malaysia to Austria and Vietnam.

(5) Rin Kei Mei
Mr Rin joined the Board in July 1993. He is the Chairman of MCL Land and the Deputy Chairman of Edaran Otomobil Nasional.


(1)


(2)


(3)


(4)


(5)

Board of directors

(6) Anthony Nightingale
Mr Nightingale joined the Board in February 1993. He is the Chairman of Jardine Pacific and Executive Chairman of Jardine Motors Group and a director of Jardine Matheson Ltd, Jardine Matheson Holdings, Hap Seng Consolidated, MCL Land, Cycle & Carriage Bintang, Edaran Otomobil Nasional and is on the Board of Commissioners of PT Astra International. He is Deputy Chairman of the Hongkong General Chamber of Commerce.

(7) Datuk Hassan Abas
Datuk Hassan was appointed to the Board in December 1992. A chartered accountant, he is the Deputy Chairman of Cycle & Carriage Bintang, a director of MCL Land and several other public companies in Malaysia.

(8) Alan Yeo
Mr Yeo has been a Board member since 1977. He sits on the board of a private venture fund with operations in Singapore and overseas.

(9) Vimala Menon
Ms Menon is an Associate Member of the Institute of Chartered Accountants in England and Wales and a member of the Malaysian Institute of Accountants. She was appointed to the Board in August 1994. She is currently the Executive Director, Finance & Corporate Services of Edaran Otomobil Nasional and sits on the board of several companies within the Edaran Otomobil Nasional Group. She is also a director of MCL Land, an alternate director to Tan Sri Dato' Seri Mohd Saleh Sulong in Cycle & Carriage Bintang and a member of the Board of Commissioners of PT Astra International.


(6)


(7)


(8)


(9)

board of directors

(10) Neville Venter
Neville Venter, who is a chartered accountant, joined Cycle & Carriage as the Group Finance Director in April 1999. He was previously the Finance Director of Jardine Pacific in Hong Kong and prior to joining the Jardine Group, he was the Group Financial Director of Rennies Group Limited in South Africa. He is on the Board of Commissioners of PT Astra International, the alternate director to Mr Philip Eng on the Cycle & Carriage Bintang Board and is to become the alternate director to Mr Philip Eng on MCL Land.

(11) Lim Ho Kee
Mr Lim was appointed to the Board in May 1997. He sits on the board of a number of private and public companies, including Belgacom, Singapore Post and Keppel Land.

(12) Chang See Hiang
Mr Chang joined the Board in July 1997. He is the Senior Partner of Chang See Hiang & Partners, a firm of advocates and solicitors. He sits on the boards of a number of listed companies in Singapore including MCL Land, CWT Distribution, Parkway Holdings and Yeo Hiap Seng. He is the Honorary Secretary of the Singapore Turf Club.

(13) Ho Yeng Tat
Group Company Secretary

Owen Howell-Price
Mr Howell-Price was appointed as the alternate director to Mr Anthony Nightingale in July 1993. He was formerly the Chief Executive Officer of Dairy Farm International Holdings, a large international retail group and remains a director of that company and other public companies.

Dato' Maznah Bte Abdul Jalil
Dato' Maznah was appointed as the alternate director to Tan Sri Dato' Seri Mohd Saleh Sulong in June 1997. She is the Senior Group Director of Corporate Finance and Advisory of the DRB-HICOM Group. She is a member of the board of Edaran Otomobil Nasional, Kedah Cement Holdings, Golden Pharos, Eastern Pacific Industrial Corporation, Gadek (Malaysia), Gadek Capital Berhad and several other companies within the DRB-HICOM Group.


(10)


(11)


(12)


(13)

10:52

Jalan Taman Fatahilah
Jakarta

Indonesia



chairman's statement

Results

After a satisfactory start to the year, the Group's trading performance was adversely impacted in the second half by declining consumer sentiment as global economies slowed. This situation was aggravated by the tragic events of September 11 in the United States of America. An exception to this was Indonesia where the large domestic economy and a lower dependence on exports saw consumer demand remain at a reasonably strong level.

The full effect of the loss of the Mercedes-Benz distribution rights in Singapore was also felt in the second half of the year as in the earlier part of the year, the Singapore motor operations still had stocks with the full margin carried over from the previous year. An over-supply of residential units in the Singapore property market, combined with the weak consumer demand, has resulted in the need for MCL Land to make additional provisions for foreseeable losses on some of its development properties as values have declined.

I am pleased to report that excluding exceptional items, the Group made a profit of S$166.3 million, a decline of 4% due to a significant decline from its traditional motor business, particularly in Singapore, which was partly offset by a substantial increase in contribution from Astra on an equity accounted basis.

The Group made a profit attributable to shareholders of S$120.5 million for the year ended 31 December 2001 compared to S$100.3 million in 2000. There were a number of exceptional items included in the results and these are separately identified in the profit and loss account. These consisted of provisions for foreseeable losses on development properties in MCL Land, exchange losses on Astra's foreign currency debts, provision to fully write down one of Astra's smaller investments and gains on the sales of property and part of a business. The Group's return on capital employed, excluding exceptional items was 15%, 2% higher than in the previous year.

The Group's net debt increased to S$869.1 million at 31 December 2001 from a level of S$677.7 million at the end of the previous year. This increase arose primarily from an increased level of development properties in MCL Land. The Group's net tangible asset value increased to S$800.6 million or S$3.36 per share.

In 2001, nine new or revised Statements of Accounting Standard ("SAS") were adopted, but these did not result in a material impact on the profit or shareholders' funds as the Group was already following the recognition and measurement principles in those statements, except for SAS 10 which covers events after the balance sheet date and SAS 31 which covers provisions, contingent liabilities and contingent assets as disclosed in Notes 10, 17 and 25.



Tan Sri Dato' Seri Mohd Saleh Sulong

Dividend

Your Board is recommending a final dividend of 12 cents or 12% per share less income tax. Taking into account the interim dividend of 3 cents or 3% per share, total dividends for the year would be 15 cents or 15% per share compared with 17 cents or 17% per share in the previous year.

The scrip dividend scheme approved at the extraordinary general meeting held on 3rd May 2001 has been well accepted by shareholders. As such, a scrip alternative will continue to apply to the 2001 final dividend.

Developments

After an eventful 2000, the current year has been one of consolidation. The focus has been on the restructuring of the Singapore Mercedes-Benz business to being a dealership business only and consolidating the investments made in the previous year in Astra in Indonesia and Truck Investments in New Zealand.

The Group's investment and expansion activities during the year were relatively low key, confined to minor expansions which could leverage off existing infrastructure. In Singapore, a 50% stake in a used car dealer was acquired. In Malaysia, our associate, Cycle & Carriage Bintang was appointed the Peugeot distributor while our subsidiary, Cycle & Carriage Malaysia became a Hyundai dealer. In Australia, a 50% stake in Audi Australia was sold while in New Zealand, the Cycle & Carriage New Zealand operations obtained the Kia distributorship.

Due to the weak property market, MCL Land has been selective in its land acquisitions. A 99-year 313,156 sq ft land parcel which can accommodate 699 condominium units was acquired at Choa Chu Kang Loop for S$158.7 million. MCL Land however, enjoyed substantial success in marketing several of its reasonably priced leasehold residential developments during the year. The new launches consisted of Forest Hills, the 128-unit residential development in Sembawang; Rio Vista, the 716-unit riverfront condominium joint venture project located at Upper Serangoon View; The Warren, located at the Choa Chu Kang Loop site and the 65-unit Balmoral Residences luxury apartments.

The declining property market prevented the sale of MCL Land's Singapore investment properties at acceptable prices. It is thus likely that this intended sale will be delayed until the property market makes a recovery.

Vision and Strategy

The Group's vision is to be a leader in each of its core businesses in the major markets in which it operates, committed to performance excellence and good corporate governance in order to deliver improved shareholder value. Closely aligned to this vision is our strategy to:

- Be the leading automotive distributor and retailer in the sectors in which we operate;
- Maximise shareholder value for the long term;
- Ensure that all operations and the Group earn an above average return on shareholders' funds;
- Recruit, train, retain and reward the best people for our businesses; and
- Harness the power of technology to maintain our leading edge.





The Board

I am pleased to welcome Tan Sri Abdul Halim bin Ali who was appointed to our Board in May 2001. He is the Chairman of the Employees Provident Fund in Malaysia, a director of ESSO Malaysia Berhad and has had a distinguished career as a diplomat and in the Malaysian government.

In 2000, three private sector led committees were set up to review Singapore's corporate governance, disclosure and accounting standards and corporate regulatory framework, following the government's decision to move towards a disclosure-based regulatory regime. Two of the three committees have completed their studies and made their recommendations, all of which have been accepted by the government.

Your Board is a firm believer in good corporate governance, transparency and disclosure and has already adopted many of these best practices and will continue to implement the other recommendations.

Prospects

There is as yet no clear view as to the length and depth of the present recession as the driving forces for a recovery lie outside of our region of operations.

The Singapore motor operations will experience their first full year of operations without the significant importer margins which benefited the first half of 2001. This is expected to be aggravated by weaker consumer demand and intense competition from other brands and the parallel import market leading to considerable margin pressure. The launch of the new Mercedes-Benz E-Class late in 2002 will not have a major impact on the results for the year, but will benefit the following year. Despite a declining market, Malaysia is expected to have a satisfactory performance due to lower stock write downs and the continuing benefit of local assembly of the Mercedes-Benz C-Class. In Australia, the expanded Hyundai range should see an improvement in market share in what is expected to be a flat market. This should result in a return to profitability in Australia. New Zealand is expected to see continued improvement.

No significant recovery is expected in the Singapore property market despite the moratorium on government land sales, due to the existing large over-supply. MCL Land will earn development profits primarily from its successful Choa Chu Kang project, The Warren, which has already been fully sold and its Rio Vista joint venture. The focus of the investment properties will be on maintaining occupancy levels, but this is likely to be at the expense of rental rates.

In Indonesia, both the motor car and motorcycle markets are expected to experience ongoing consumer demand. Astra should show a steady trading performance, but its overall contribution will be dependant on the continuance of the current low interest rates and the Rupiah exchange rate.

The directors expect that the Group's trading performance in 2002 will be slightly lower than 2001 in the light of the expected weaker contribution from the Singapore motor operations.

Acknowledgements

My Board and I wish to thank all our 100,000 staff employed in our subsidiaries and associates who, despite the difficult economic environment, played a vital role in helping us deliver these results. We would also like to thank our business associates for their support and our shareholders for the confidence placed in us. We believe that through a philosophy of forging strong partnerships and staying focused on our objectives, we will be able to meet the challenges that lie ahead and increase shareholder value.

Tan Sri Dato' Seri Mohd Saleh Sulong
Chairman

8 March 2002





Jalan Silang
Petaling Jaya

Malaysia





group managing director's review

MOTOR

Earnings in 2001 from the motor operations, excluding exceptional items, at S$65.3 million were 45% down on the previous year as 2000 was an excellent year for the Singapore motor operations while 2001 was the first year of operations as a dealer only for Mercedes-Benz in Singapore. Exceptional gains were recorded, totalling S$11.8 million from the sale of 50% of the Group's interest in the Audi operations in Australia and an unutilised Malaysian property.

Singapore

The Singapore economy slipped into recession in 2001. The passenger car market however, increased by 16% to 67,182 units as the larger quota of Certificates of Entitlement ("COE") made available was fully taken up. Sales of commercial vehicles fell by 38% to 14,634 units as the COE quota for commercial vehicles was slashed by 38% to 15,062 units on a calendar year basis.

Earnings from the Singapore motor operations fell by 47% to S$52.5 million which included the benefit of full wholesale margins in the early part of the year and some provision writebacks. This was due to lower Mercedes-Benz dealer margins arising from the loss of the distribution rights and margin declines suffered by the other marques handled by the Group as a result of keen competition and firmer than expected COE premiums. The Group sold a total of 10,903 passenger cars and 1,816 commercial vehicles, giving market shares of 16% and 12% respectively, similar to the previous year.

Sales of Mercedes-Benz passenger cars at 3,457 units increased by 6%. The percentage increase in unit sales was however, at a lower rate than the total passenger car market as inroads were made by parallel importers who targeted popular and profitable marques, especially Mercedes-Benz. New campaigns to inform buyers of the benefits of buying from the authorised retailer should help to arrest the sales trend and boost the Group's market share.

Competition in the Japanese car sector intensified towards the end of the year as most distributors undertook aggressive campaigns to clear stocks and protect their market positions. Mitsubishi passenger car sales increased by 11% to 4,769 units. Margins, however suffered. The new Lancer, introduced at the end of 2000, remained the volume seller for the marque.

Kia passenger cars made further inroads in their highly competitive niche, selling 1,846 units for the year, an increase of 81%. Proton however, did not perform as well with sales declining to 831 units.



Philip Eng

Commercial vehicle sales were buoyant for the first five months until the drastic reduction in the COE quota which increased COE premiums and reduced demand in consequence. Sales were 754 units for Mercedes-Benz and 907 units for Mitsubishi. In June, the Kia Pregio light commercial vehicle was launched and 155 units were sold by year end.

The contribution from the after-sales business was affected by lower throughput during the year due to longer service intervals and lower parts margins as a Mercedes-Benz dealer. As part of our ongoing efforts of improving after-sales service and expanding our customer reach, a fourth satellite service centre was established at Upper Thomson Road.

Associated income from vehicle financing, insurance and retail of new and used cars through the Group's associates increased as the greater emphasis placed on these related businesses began to show results. This will remain an area of focus in 2002 as part of the restructuring of the business to deepen the value chain of the Group.

Malaysia

The Malaysian passenger car market expanded by 16% to 327,447 units in 2001. The non-national car sector which grew by 17% to 24,225 units in 2001 remained a small portion of the local car market.

The Group's 48% associate, Cycle & Carriage Bintang ("CCB") recorded a consolidated profit after taxation of RM54.1 million, 2% below the previous year, before the contribution from its associates, CCL Group Properties and Cycle & Carriage Malaysia.

The competitive luxury car segment contracted by 18%, but sales of Mercedes-Benz passenger cars increased by 14% to 2,617 units due largely to sales of the locally assembled C-Class which became available in April and accounted for more than 50% of total sales.

In the commercial vehicle segment, Mercedes-Benz's share of the bus segment improved from 19% to 28% in 2001 due to pent-up replacement demand and certain relaxations in hire-purchase financing terms for commercial vehicle operators.

During the year, CCB implemented various promotional strategies which included a new three-year warranty scheme and dealer incentives to increase sales. A new Mercedes-Benz showroom was set up in central Kuala Lumpur to provide better customer access.

The Mazda marque did less well, recording lower sales of 906 units due to the delayed introduction of new models.

CCB was appointed the Peugeot distributor effective 2002 enhancing its position as a premier motor distributor. Preparations are underway and sales are expected to commence in the first half of 2002. DaimlerChrysler AG has indicated its interest in participating in the Mercedes-Benz wholesale business in Malaysia and the parties are in the process of negotiation.

Sales performance of Cycle & Carriage Malaysia ("CCM"), our multi-franchised dealership, was mixed, with sales of Proton and used cars increasing and sales of non-Proton marques declining. The recently acquired Hyundai dealership made a modest start with sales of 66 units which are expected to be boosted in 2002 with





the introduction of more new models. CCM's new showroom at Jalan Ampang, which opened in January 2002, will be complemented by the expansion and upgrading of the Petaling Jaya complex later in the year to provide more showroom space.

Together with CCB, the Malaysian operations contributed S$18.9 million to the Group's profit including a gain of S$5.5 million from the disposal of an unutilised property by CCM.

Australia

In Australia, the passenger car market declined by 4% to 529,452 units, affected by the poor consumer sentiments flowing from the economic impact of the collapse of a number of large corporations. Cycle & Carriage Australia sold a total of 40,051 units, 18% down on the previous year in line with a significant decline in the light car segment. The Australian operations ended the year with a loss of S$3.6 million before accounting for a gain of S$6.3 million from the sale of 50% of its interest in the Audi operations to Audi AG, compared with a profit of S$2.9 million in 2000.

The Hyundai model range expanded further with the launch of the Elantra LaVita, the heavy, 4-wheel drive Terracan and the facelifted Sonata. Margins were impacted by the weak Australian dollar and significant marketing costs were incurred for new model launches and brand building. The benefits of the wider range are expected to be reaped in 2002.

The Accent remained Cycle & Carriage Australia's best selling model, accounting for nearly half of all Hyundai vehicle sales and dominating the light-car market segment. For the second consecutive year, the Accent was voted the "Best Small Car of the Year" by the country's motoring clubs.

In the prestige market segment, Audi recorded its strongest performance yet, selling 3,313 units, an increase of 2% over the previous year. The A4, which was launched in June, enjoyed high demand worldwide, resulting in delivery delays due to its limited supply. The Allroad Quattro and RS4 were also well received during their respective launches.

The spare parts operations recorded significant improvements in sales and profit as a result of new product introductions and increased marketing activity.

The joint venture finance operations with St George Bank enjoyed a successful year at both the retail and wholesale levels.

New Zealand

Earnings of the combined New Zealand operations were S$2.3 million, about four times the previous year's earnings due to a full year of increased profits from Truck Investments as part of the Cycle & Carriage Group.

Truck Investments performed creditably, capitalising on increased demand for heavy vehicles arising from the country's growing agricultural exports. Sales of Mack trucks almost doubled while Hino truck sales showed a small increase from the previous reported period. Truck Stops, the nationwide parts and service operator, remained the major profit contributor. In August, a new Truck Stops Branch with expanded facilities was opened in Mount Maunganui to replace the previous branch. Truck Stops' "All Makes" parts brand continued to grow and to complement sales of distributor brand parts.





Cycle & Carriage New Zealand ("CCNZ"), the Group's multi-franchised retail operations, recorded an 18% decline in new car sales in 2001 in a stagnant market. In September, CCNZ acquired the distribution rights for Kia in New Zealand and relaunched the brand. A total of 15 dealers are expected to be appointed to provide national coverage. Due to the start-up costs for the Kia distribution business, a small operating loss was incurred for the year.

Property

Property earnings were S$14.2 million, excluding exceptional items. However, exceptional items of S$18.2 million which consisted of additional provisions for foreseeable losses in development properties were recorded.

The Singapore property market continued to contract in 2001 amidst fears of a protracted global economic slowdown. Sales of new residential units increased by 28% principally in the lower and mid-end segments which saw overwhelming response to price cuts and deferred payment schemes offered by developers, while prices fell by 12%. In the office sector, rental rates declined by 6% against a growing supply and weak demand. The industrial sector was also affected with prices falling by 16%.

MCL Land recorded an operating profit of S$15.0 million, but made an additional provision for foreseeable losses of S$30.6 million on its development properties.

MCL Land however, enjoyed substantial success in marketing several of its reasonably priced leasehold residential developments during the year. The launch of The Warren, a 699-unit condominium project at Choa Chu Kang, was most successful with all units sold within three weeks of launch due to its good location, reasonable pricing and a deferred payment scheme. Forest Hills met with good response at its launch in January 2001 and has sold all of its 128 units. To date, the eight-storey Sims Residences has achieved a sales rate of 96%. Rio Vista, a 50:50 joint-venture with Ho Bee Development, was re-launched in January 2002 with deferred payment scheme and has sold 78% of its 716 units.

The Sunnydale, which was fully sold in 1999, received its temporary occupation permit in August 2001. Temporary occupation permits are expected for Sims Residences by mid-2002, Forest Hills by end-2003, Rio Visa and The Warren by 2004.





14:33

Beach Road
Sydney

Australia

Balmoral Residences, a freehold condominium at Balmoral Crescent, obtained its Certificate of Statutory Completion in August 2001. Due to the difficult market conditions for sale of high-end properties, MCL Land sold only 16 out of 33 units in one block and has leased out around 81% of the other block of 32 units.

Marketing of the Robertson 100 project and The Metz, a 159-unit condominium at Devonshire Road is targeted for 2002. Construction work at Robertson 100 is well underway, while piling work for The Metz will commence shortly. The Grange Road joint venture development with Wing Tai, comprising 89 freehold apartments and two garden villas, is expected to be launched in 2003.

Phase 1 of Ubi Tech Park, a joint-venture industrial development with CapitaLand, received its temporary occupation permit in May 2001. The project has sold 230 units, comprising 191 units of flatted factory, 23 strata terraces and 16 landed terraces to-date.

The Directors reviewed the values of the Group's investment properties at the end of 2001. The revaluation disclosed a decline in their values of S$29.0 million (net of minority interests) since the end of 2000 which has been debited against the Group's revaluation reserve which arose from the appreciation in value of the Group's investment properties in previous years.

MCL Land's investment portfolio in 2001 achieved a satisfactory 94% occupancy rate for 78 Shenton Way, an office tower, and recorded an occupancy rate of 89% for Juniper at Ardmore, a luxury apartment block. The earlier intention to dispose of these two investment properties has been put on hold in the light of prevailing weak market conditions.

In Malaysia, CCL Group Properties and MCL Land achieved almost full occupancy for the Wisma Cyclecarri office building and the Bintang Pantai condominium. Menara Weld enjoyed an occupancy rate of about 90%.

The marketing and construction of two joint-venture projects with PGK Sdn Bhd in Malaysia is scheduled to begin in the second half of 2002. The first development comprises three blocks of condominium located beside the Sri Rampai LRT station. The second project comprises the development of a 76-unit condominium, eight terrace houses and 10 semi-detached houses in Section 10 Wangsa Maju.

In Shanghai, marketing of the Xuhui Garden, a commercial-cum-residential development in which MCL Land holds a minority interest, began in August with 120 units sold to date. Work is in progress for the second phase, comprising a block of 284 apartments and a six-storey commercial building, to be completed in 2002.

Going forward, MCL Land plans to selectively acquire sites targeting upgraders in Singapore and to expand its presence in Malaysia to diversify market risks, leveraging on its strong track record and good reputation in mid-end residential developments and the expected upturn in consumer confidence.





Astra
Astra enjoyed a profitable year notwithstanding the social and political uncertainties which continued to affect the pace of economic recovery in Indonesia. Consumer demand was surprisingly good under the circumstances and Astra benefited from lower interest rates on its considerable debt.

Due to the longer time needed to prepare the accounts of the large and diversified Astra group, its results are equity accounted for the 12 months to November and major transactions occurring in December are also adjusted for in the Group's results.

Astra contributed operating profit of S$106.1 million to the Group. However, there were exceptional losses of S$39.4 million consisting of foreign exchange losses and the write down in one of Astra's investments, giving a net contribution of S$66.7 million. This compared to the loss of S$29.3 million in 2000.

The strong operating performance, combined with proceeds from the Honda business restructuring, allowed Astra to pre-pay the balance of its Series I debt of US$133.3 million and IDR132.6 billion, in March 2001, ahead of the scheduled dates. In December 2001, it also prepaid US$34.8 million and IDR41.1 billion of its Series II debt which are due in December 2002. Nevertheless, the company retains a considerable debt burden of which US$133.2 million and IDR164.4 billion are due for repayment in December 2002.

The proposed sale of Astra's telecom associate, Pramindo to Telkom Indonesia will, when confirmed, bring in approximately US$90.0 million primarily in 2003 and 2004.

Astra's profits and balance sheets remain therefore vulnerable to adverse movements in exchange rates. In the absence of further asset sales at acceptable prices, Astra will face the need for some refinancing or rescheduling of its debt.

The motor vehicle market expanded modestly by 3% for the first 11 months of 2001 to 283,703 units. Astra continued to dominate the market with a 46% share, compared to 50% in 2000 with sales at 130,716 units from all of its marques.

The loss of market share was due to a decline in Toyota sales to 75,382 units as a consequence of production lost in March and April due to a strike at a parts suppliers' plant and lower Daihatsu sales. A market share of 27% for Toyota was still achieved, supported by the best-selling Kijang and the new Soluna. Sales of Isuzu increased to 29,885 units due to the launch of the popular Panther in the previous year and the introduction of the Touring. Daihatsu, registered lower sales at 19,630 units. The launch of the Taruna EFI, the stretch Taruna F series and the Ceria should help it to recover lost ground. In the luxury car segment, BMW improved its sales to 2,576 units and Peugeot to 2,101 units. In the commercial heavy truck segment, Nissan Diesel maintained its position with sales of 1,142 units.





The Indonesian motorcycle market grew by a strong 78% to 1.7 million units in the first 11 months. Honda motorcycle regained market share to 52% from 45% the previous year, with 890,735 units sold for the period. In addition to the increased branding efforts, the new cost-competitive Honda Legenda captured market share earlier lost to cheaper motorcycles imported from China.

The performance of all the other businesses also improved with profits recorded in all divisions except the wood-based division. The financial services division recorded a healthy rise in revenue due to the increase in the number of vehicles and motorcycles financed. Revenue increased for the palm oil business due to an increase in palm oil production.

The heavy industry division's increase in revenue was due to higher tonnages in its mining and contract mining activities. The wood-based division recorded higher revenue, but booked an operational loss due mainly to higher financing charges and lower plywood sales prices. The information technology division saw a decline in revenues following the divestment of its footwear, leather and garment businesses in 2000.

Philip Eng Heng Nee
Group Managing Director

8 March 2002



partners with the community

The Cycle & Carriage Group is committed to being a responsible corporate citizen in the communities in which it operates. Each year, the Group lends its support to a range of programmes in the areas of charity, education and community development.

Charity

Cycle & Carriage continued its drive to alleviate the transportation needs of voluntary welfare organisations in Singapore. As part of the on-going "Care for the Community" Programme, the Group's donation this year enabled three charities - Dorcas Home Care Service, Henderson Senior Citizens' Home and Swami Home - to purchase new vehicles to transport their residents for medical and recreational appointments.

In addition, Cycle & Carriage also organised its first Volunteer Day visit in November 2001 to its adopted charity, the Swami Home, a residential home providing nursing care and rehabilitative services for the elderly sick. More than 100 employees visited the residents of the home, organising games, distributing gifts and sponsoring lunch to bring cheer to the residents. Continuing with its support of charity golf tournaments in Singapore, the Singapore motor operations sponsored several hole-in-ones prizes for these tournaments.

In another project, Cycle & Carriage joined hands with MCL Land to sponsor a fund-raising concert "Symphony-in-the-Park" in aid of the Dover Park Hospice. The event, organised by the Radio Corporation of Singapore, raised needed funds for the operation of the hospice.

MCL Land was active in other charity programmes, hosting a mooncake festival tea at the Apex Day Care Centre for the Elderly. Its employees raised funds through the sale of mooncakes to purchase and distribute gifts to the participants.

In Malaysia, Cycle & Carriage Bintang made cash donations and contributions in kind to charitable organisations and associations for the handicapped and underprivileged. In 2001, these included the Malaysian Liver Foundation, Children's Spastic Centre and the Malaysian Council for Children's Welfare.

The Hyundai motor operations in Australia also donated cash and cars to seven charitable organisations. The beneficiary charities included the Inala Foundation for homeless and abused children, the Leukaemia Foundation and the Salvation Army Red Shield Appeal in Western Australia.

Education

In the area of education, Cycle & Carriage has been a sponsor of the Professional Chair at the National University of Singapore Faculty of Business Administration which was established in 1985 with a S$1.5 million endowment. The Chair enables prominent overseas professors to share their experience with local undergraduates annually. In November, Professor Wagner Kamakura from the Duke University was invited to share his ideas on marketing segmentation, structure and customer satisfaction with both the students of the University and the employees of Cycle & Carriage.


CYCLE & CARRIAGE
CARE FOR THE COMMUNITY
CHEQUE PRESENTATION CEREMONY

The Company offered a second scholarship at the Singapore Management University for undergraduates in business management. The two scholarships contribute to the nurturing and development a new generation of creative entrepreneurs.

MCL Land provided ongoing support for the School of Design and Environment at the National University of Singapore through its sponsorship of its freshman orientation programme. In addition, donations were made to several organisations including the Real Estate Research Endowment Fund, NTUC Education and Training Fund and the Chinese Opera Institute.

In Indonesia, the Toyota and Astra Foundation provides invaluable funding support for education in Indonesia. The Foundation, established in 1974 by PT Astra International Tbk and PT Toyota Astra Motor, increased the fund to IDR 3 billion in 2001, from IDR 2 billion in 2000.

Scholarships were awarded to 900 undergraduates, the top 20 students in Indonesia, 200 polytechnic students and 2,486 high school students during the year. It also presented research grants for 35 lecturers pursuing their Master or Doctorate degrees.

The Foundation also supported a book donation and publication drive to distribute books to students during the year and donated various teaching aids, engines, tools and equipment to technical schools in Indonesia.

In Australia, the Hyundai motor operations donated five Sonata V6 sedans to the automotive trade faculties of technical colleges in New South Wales and Queensland.

Community

Astra actively supports community endeavours within Indonesia and is committed to general infrastructural development in its community. In 2001, Astra embarked on constructing a IDR 34.3 billion concrete road in the Sunter Jaya area, Tanjung Priok in north Jakarta.

In another project, the company completed the building of a mosque in November 2001, one of the largest mosques in the north Jakarta region. The mosque meets the needs of the community as well as Astra employees working in the region.

In Australia, the Hyundai operations also support community initiatives. It supported the Hyundai Hopman Cup Tennis Tournament in Perth, the Brisbane Strikers Soccer Club and the Hyundai Precision Driving Team while also co-sponsoring national triathlon and beach volleyball series. Audi Australia continued its yearly support of the "Handbrake Turn", a community education project in Australia to reach out and assist disadvantaged youths and youths at risk.

On the cultural front, the Hyundai operations also supported two 'Rumba!' all-day youth rock concerts in Sydney and Melbourne, the Korean Food Festival and the Chinese Lantern Festival.





financial review

Results

The Group's revenue including its share of associates' revenue increased marginally to S$4.6 billion in 2001 as the major markets in which the Group operates were impacted by the slow down in the global economies. This was however, compensated by the full year of Astra's improved performance due to the strong consumer demand in Indonesia.

The Group's operating profit excluding exceptional items at S$103.4 million was 48% down on the previous year as 2000 was an excellent year for the Singapore motor operations while 2001 was the first year of operations as a Mercedes-Benz dealer only with significantly lower dealer margins earned, partly mitigated by the carry over of some stocks which earned wholesale margins. The Group's share of associates' results excluding exceptional items increased by 92% to S$188.3 million contributed mainly by Astra.

Exceptional items before taxation and minority interests at S$70.0 million were 26% lower than the previous year due mainly to lower exchange losses incurred by Astra on its foreign currency debt. The exceptional items consisted of an additional provision of S$30.6 million for foreseeable losses on development properties, share of exchange losses of S$40.1 million on Astra's foreign currency debts and write down of S$11.3 million in the value of one of Astra's smaller investments. These were however, partly offset by a profit of S$5.7 million from the sale of unutilised land in Malaysia and a profit of S$6.3 million from the sale of shares in a subsidiary in Australia.

Net financing charges increased by 15% to S$28.7 million due to a full year's interest on the borrowings used to finance the Astra acquisition.

The effective tax rate of the Group including its associates, but excluding exceptional items was 33% compared to the current Singapore tax rate of 24.5% due to certain costs not being deductible for income tax purposes and higher tax rates in overseas subsidiaries and associates.

Dividends

The Board is recommending a final dividend of 12 cents per share less tax at 24.5% (2000: 25.5%) which, together with the interim dividend of 3 cents per share (2000: 5 cents) will make a total dividend of 15 cents per share (2000: 17 cents per share). The Cycle & Carriage Limited Scrip Dividend Scheme, under which shareholders may elect to receive dividends in the form of shares instead of cash, will apply to the final dividend.



Neville Venter

Cashflow

Cash outflows from operating activities were S$168.8 million compared to the cash inflows in the previous year due to the lower operating profit, particularly from the Singapore motor operations and higher cash outflows for development properties for sale. Cash inflows from investing activities were S$3.6 million compared to the significant cash outflows in the previous year as no major acquisitions were made during the year. Cash inflows from financing activities at S$178.5 million were lower than the previous year.

Balance Sheet

Total assets excluding bank and other liquid funds increased by 7% to S$2,338.2 million at the end of the year due mainly to a higher level of development properties and an increase in the Group's interests in associates and joint ventures.

The Directors reviewed the carrying values of the Group's investment and development properties and due to the weak property market, a deficit of S$29.0 million, net of minority interests, was taken directly to reserves due to the fall in values of investment properties and a provision of S$18.2 million, net of minority interests, was made for foreseeable losses on development properties which was charged to the profit and loss account.

Total liabilities excluding borrowings decreased by 27% to S$285.2 million due mainly to the lower level of creditors and tax payable.

Net debt increased by S$191.4 million to S$869.1 million at the end of 2001 as a result of the higher level of borrowings required for development properties. Net debt to shareholders' funds was 109% compared to 96% in 2000. At year end, the Group had undrawn facilities exceeding S$1.3 billion.

Shareholder's funds increased by 13% to S$800.6 million due to higher profits and the issue of 4.5 million new shares at a premium as certain shareholders opted to receive shares instead of cash dividends.

Accounting Policies

In 2001, the Group adopted nine new or revised Statements of Accounting Standard ("SAS"), but these did not result in a material impact on profit or shareholders' funds as the Group was already following the recognition and measurement principles in those statements, except for SAS 10 which covers events after the balance sheet date and SAS 31 which covers provisions, contingent liabilities and contingent assets as disclosed in Notes 10, 17 and 25.






19:12

East Coast Parkway Singapore





Risk Management and Treasury Activities

The Group manages its exposures to financial risk using a variety of techniques and instruments. The objective is to provide a degree of certainty on costs. Foreign currency commitments for motor vehicle imports are hedged. In those businesses with significant net debt, measures are taken to cap the rate of interest paid on a proportion of their borrowings. The investment of the Group's cash resources is managed so as to minimise credit risk while seeking to enhance yield.

In the course of its activities, the Group enters into derivative financial instruments. However, its treasury function is specifically prohibited from undertaking speculative transactions.

The Group is exposed to foreign currency fluctuations through Astra and in 2001 continued to suffer exchange losses from Astra's unhedged foreign currency debt, albeit at a lower level. Astra management continues to pursue ways of reducing its foreign currency exposure, but its ability to do so is limited by the terms of its debt restructuring agreements and the thin market for Rupiah bonds and foreign exchange hedges.

Neville Venter
Group Finance Director

8 March 2002


SONATA

statutory accounts

directors' report

The directors of Cycle & Carriage Limited present their report to the members together with the audited financial statements for the financial year ended 31 December 2001.

1. Principal Activities

The principal activities of the Group are the distribution and retailing of motor vehicles, property development and investment in properties. The Company acts as an investment holding company and provider of management services. There have been no significant changes in the nature of these activities during the financial year.

2. Results

	Group	Company
	S$m	S$m
Profit after taxation	117.9	52.9
Minority interests	2.6	–
Profit after taxation and minority interests	120.5	52.9
Dividends	(26.6)	(26.6)
Retained profit	93.9	26.3

In the opinion of the directors, the results of the operations of the Group and of the Company during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature, except for the exceptional items as disclosed in Note 7 to the financial statements.

3. Transfers to/(from) Reserves and Provisions

There were no material transfers to or from reserves and provisions during the financial year except as shown below:

	Group	Company
	S$m	S$m
Transfers to/(from) capital reserves		
Reserve realised on sale of an investment property	(8.2)	–
Net deficit on revaluation of investment properties (net of minority interests)	(29.0)	–
Transfers to/(from) retained earnings		
Gain on dilution of interest in an associate	0.9	–
Share of an associate's gain on dilution	5.8	–
Adjustment to goodwill on acquisition of a quoted associate in 2000	(5.8)	–
Transfers to/(from) translation reserves		
Foreign currency translation difference	15.4	(0.5)
Reserve realised on sale of an investment property	3.7	–
Reserve realised on sale of a subsidiary	0.4	–

Material movements in provisions are set out in the notes to the financial statements.

4. Dividends

The directors propose that a final dividend of 12¢ or 12% less tax, amounting to S$21.6 million be paid in respect of the financial year ended 31 December 2001. The Cycle & Carriage Limited Scrip Dividend Scheme, under which shareholders may elect to receive dividends in the form of shares instead of cash, will apply to the final dividend.

An interim dividend of 3¢ or 3% less tax, amounting to S$5.4 million, was paid on 2 October 2001.

A final dividend of 12¢ or 12% less tax, amounting to S$21.2 million was paid on 9 July 2001, in respect of the previous financial year.

5. Acquisition and Disposal of Subsidiaries

During the financial year, Cycle & Carriage (Australia) Pte Ltd disposed of 50% of its stake in Audi Australia Pty Ltd for a cash consideration of S$7.2 million. The net tangible assets of Audi Australia Pty Ltd attributable to this stake were S$0.5 million.

6. Issue of Shares and Debentures

During the financial year:

a. The Company issued the following ordinary shares under the Scrip Dividend Scheme:

   i. On 9 July 2001, 3,584,657 new ordinary shares of S$1.00 each were issued at an issue price of S$3.29 per share to shareholders who had elected to participate in the Scrip Dividend Scheme in respect of the final dividend for the financial year ended 31 December 2000.

   ii. On 2 October 2001, 874,548 new ordinary shares of S$1.00 each were issued at an issue price of S$3.38 per share to shareholders who had elected to participate in the Scrip Dividend Scheme in respect of the interim dividend for the financial year ended 31 December 2001.

b. MCL Land (Warren) Pte Ltd (formerly known as Cuxhaven Pte Ltd) issued 999,998 ordinary shares of S$1.00 each at par for cash to provide additional working capital.

c. MCL Land Limited issued S$120 million 3.83% per annum 3-year unsecured medium term notes.

d. Hyundai Automotive Distributors Australia Pty Ltd issued A$50 million 3-year term notes expiring 20 July 2004. The notes are secured on corporate guarantees provided by the Company and its subsidiary Cycle & Carriage (Australia) Pte Ltd.

   Other than the above, the Company and its subsidiaries did not issue any other shares or debentures during the financial year.

7. Directors

The directors of the Company in office at the date of this report are as follows:

Tan Sri Dato' Seri Mohd Saleh Sulong (Chairman)
Boon Yoon Chiang (Deputy Chairman) #
Philip Eng Heng Nee (Group Managing Director)
Tan Sri Abdul Halim bin Ali (appointed on 4 May 2001)
Rin Kei Mei
Anthony J L Nightingale #
Datuk Hassan Abas #
Alan Yeo Chee Yeow #
Vimala Menon #
Neville Barry Venter (Group Finance Director)
Lim Ho Kee #
Chang See Hiang #
Owen P Howell-Price (alternate to Anthony J L Nightingale)
Dato' Maznah bte Abdul Jalil (alternate to Tan Sri Dato' Seri Mohd Saleh Sulong)

Audit committee members

Directors' interest in shares and debentures are as follows:

	Direct interest held		Deemed interest held	
	31.12.2001	31.12.2000	**31.12.2001**	31.12.2000
Cycle & Carriage Limited				
Ordinary shares of S$1 each				
Tan Sri Dato' Seri Mohd Saleh Sulong*	–	–	49,981,079	48,317,800
Philip Eng Heng Nee	10,000	10,000	–	–
Neville Barry Venter	10,345	10,000	–	–
Options to subscribe for ordinary shares of S$1 each				
Philip Eng Heng Nee	460,000	460,000	–	–
Neville Barry Venter	160,000	80,000	–	–
MCL Land Limited				
Ordinary shares of S$1 each				
Philip Eng Heng Nee	35,000	35,000	–	–

* Tan Sri Dato' Seri Mohd Saleh Sulong, through (i) his interest in DRB–HICOM Berhad ("DRB–HICOM"); (ii) DRB–HICOM's interest in Gadek (Malaysia) Berhad ("Gadek"); (iii) Gadek's interest in Mega Consolidated Sdn Bhd ("Mega"); (iv) DRB–HICOM and Mega's interest in Hicom Holdings Berhad ("Hicom"), and (v) Hicom's interest in Edaran Otomobil Nasional Berhad ("EON"), is deemed to have an interest in the 49,981,079 (2000: 48,317,800) shares held by EON.

There were no changes in any of the abovementioned interests between the end of the financial year and 21 January 2002.

No other person who was a director of the Company at the end of the financial year had an interest in any shares or debentures of the Company or its subsidiaries either at the beginning or end of the financial year or on 21 January 2002.

At no time during the financial year was the Company a party to any arrangement whose object was to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate, except for the CCL Executives' Share Option Scheme 2000 under which 120,000 and 80,000 options to subscribe for ordinary shares of S$1 each in the Company were granted on 8 May 2001 to Mr Philip Eng Heng Nee and Mr Neville Barry Venter, respectively. During the financial year, no options (2000: nil) were exercised by the directors.

Except as mentioned above, since the end of the previous financial year, no director of the Company has received or become entitled to receive a benefit by reason of a contract made by the Company or a subsidiary with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except as shown in Notes 4, 6 and 32 to the financial statements.

8. Audit Committee

In relation to the financial statements of the Company and the Group for the financial year ended 31 December 2001, the Audit Committee reviewed the audit plans and scope of the audit examination of the internal and external auditors of the Company. The internal and external auditors' findings on the internal controls of the companies within the Group and management's response to these findings were also discussed with the internal and external auditors and management. The Audit Committee's activities included a review of the financial statements of the Company and the Group for the financial year ended 31 December 2001, and the reports of the external auditors thereon. The Audit Committee has had two meetings since the report of the previous financial year.

The Audit Committee has recommended to the Board of Directors the re–appointment of our auditors, PricewaterhouseCoopers, as external auditors of the Company at the forthcoming Annual General Meeting.

9. Share Options

Company

During 2001, options were granted by the Company pursuant to the CCL Executives' Share Option Scheme 2000 in respect of 1,067,500 ordinary shares of S$1 each in the Company, of which 200,000 options were granted to two directors and 867,500 options were granted to employees of the Group. Each option entitles the holder to subscribe for one ordinary share in the Company at the exercise price of S$3.227 per share at any time before the expiry date, subject to the terms of the Scheme.

During the financial year, no shares were issued pursuant to the exercise of options, and as at 31 December 2001, the following options to take up 2,453,500 unissued shares of S$1 each in the Company were outstanding:

	No. of options					
Date of grant	**At 1.1.2001 or date of grant**	**Exercised**	**Cancelled**	**At 31.12.2001**	**Exercise Price**	**Expiry Date**
					S$	
24.3.1997	373,000	–	373,000	–	14.61	23.12.2001
9.4.1998	420,000	–	25,000	395,000	7.05	8. 1.2003
15.4.1999	431,000	–	29,000	402,000	7.22	14. 1.2004
1.3.2000	632,000	–	58,000	574,000	3.98	28. 2.2010
12.5.2000	80,000	–	–	80,000	5.10	11. 5.2010
8.5.2001	1,067,500	–	65,000	1,002,500	3.227	7. 5.2011
	3,003,500	–	550,000	2,453,500		

The information on directors of the Company participating in the share option schemes is as follows:

	No. of options				
Name of director	**Granted during the financial year ended 31.12.2001**	**Granted since the commence-ment of the schemes to 31.12.2001**	**Exercised since the commence-ment of the schemes to 31.12.2001**	**Lapsed since the commence-ment of the schemes to 31.12.2001**	**Outstanding as at 31.12.2001**
Philip Eng Heng Nee	120,000	1,146,250	378,250	308,000	460,000
Neville Barry Venter	80,000	160,000	–	–	160,000

There were no participants who are controlling shareholders of the Company and their associates. A person who is a substantial shareholder of the Company is not eligible to participate in the share option schemes.

No employees received options granted pursuant to the schemes which, in aggregate, represent 5% or more of the total number of shares available under the share option schemes.

No options were granted pursuant to the share option schemes with an exercise price at a discount to the market.

The share option schemes do not provide for participation by parent group employees. The Company does not have a parent company.

Subsidiaries

During 2001, options were granted by a subsidiary, MCL Land Limited, pursuant to the MCL Land Executives' Share Option Scheme in respect of 238,500 ordinary shares of S$1 each in the subsidiary to a director and employees of the MCL Land Group. Each option entitles the holder to subscribe for one ordinary share in the subsidiary at the exercise price of S$1.02 per share at any time before the expiry date, subject to the terms and conditions of the Scheme. During the year, no shares were issued by virtue of the exercise of these options.

At 31 December 2001, the following options to take up 955,500 unissued shares of S$1 each in MCL Land Limited were outstanding:

Date of grant	No. of options				Exercise Price	Expiry Date
	At 1.1.2001 or date of grant	Exercised	Cancelled	At 31.12.2001	S$	
2.5.1996	39,000	–	39,000	–	2.89	1.5.2001
21.4.1997	64,000	–	–	64,000	2.30	20.4.2002
27.4.1998	135,000	–	–	135,000	1.17	26.4.2003
12.4.1999	230,000	–	–	230,000	1.61	11.4.2004
1.3.2001	291,000	–	3,000	288,000	1.03	28.2.2005
22.3.2001	238,500	–	–	238,500	1.02	21.3.2006
	997,500	–	42,000	955,500		

Except for the above, no other options were granted by the Company or any subsidiary during the financial year and there were no unissued shares under option at the end of the financial year.

10. Asset Values

Before the financial statements of the Company and of the Group were prepared, the directors took reasonable steps:

a. to ascertain that proper action had been taken in relation to writing off and providing for bad and doubtful debts, and satisfied themselves that all known bad debts if any, had been written off and that adequate provision had been made for doubtful debts; and

b to ensure that any current assets which are unlikely to realise their book values in the ordinary course of business were written down to their estimated realisable values or that adequate provision was made for the diminution in value of such assets.

At the date of this report, the directors are not aware of any circumstances which would render:

a. any amount written off for bad debts or the amount of provision for doubtful debts in the Company and the Group inadequate to any substantial extent; or

b. the values attributed to current assets in the financial statements of the Company and the Group misleading.

11. Charges on Assets and Contingent Liabilities

At the date of this report, no charge on the assets of the Company or any other corporation in the Group has arisen since the end of the financial year which secures the liabilities of any other person and no material contingent liability of the Company or any other corporation in the Group has arisen since the end of the financial year.

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may affect the ability of the Company and of the Group to meet their obligations as and when they fall due.

12. Financial Statements

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements of the Company and the Group misleading.

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Company or of the Group for the financial year in which this report is made.

13. Auditors

Our auditors, PricewaterhouseCoopers, being eligible, have expressed their willingness to accept re–appointment at the Annual General Meeting.

On behalf of the directors

Tan Sri Dato' Seri Mohd Saleh Sulong
Director

Datuk Hassan Abas
Director

Singapore
8 March 2002

Statement by Directors

In the opinion of the directors, the accompanying financial statements set out on pages 49 to 94 are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group at 31 December 2001 and of the results of the business and changes in equity of the Company and of the Group and the cash flows of the Group for the financial year then ended, and at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the directors

Tan Sri Dato' Seri Mohd Saleh Sulong
Director

Datuk Hassan Abas
Director

Singapore
8 March 2002

auditors' report

To the members of Cycle & Carriage Limited

We have audited the financial statements of the Company and the consolidated financial statements of the Group set out on pages 49 to 94. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

a. the accompanying financial statements and consolidated financial statements are properly drawn up in accordance with the provisions of the Singapore Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

   i. the state of affairs of the Company and of the Group as at 31 December 2001 and of the results and changes in equity of the Company and of the Group and cash flows of the Group for the financial year ended on that date; and

   ii. the other matters required by Section 201 of the Act to be dealt with in the financial statements of the Company and in the consolidated financial statements of the Group; and

b. the accounting and other records and the registers required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of the subsidiaries of which we have not acted as auditors, being financial statements that have been included in the consolidated financial statements. The subsidiaries audited by our associated firms are indicated on pages 88 to 92 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.

PricewaterhouseCoopers
Certified Public Accountants

Singapore
8 March 2002

consolidated profit and loss account

For the year ended 31 December

	Notes	2001 S$m	2000 S$m
Revenue		**4,641.4**	4,588.3
Less: Share of associates' and joint ventures' revenue		**(2,155.7)**	(1,598.8)
Group revenue	3	**2,485.7**	2,989.5
Cost of sales		**(2,181.8)**	(2,551.3)
Gross profit		**303.9**	438.2
Other operating income		**12.4**	9.7
Selling and distribution expenses		**(142.4)**	(166.2)
Administrative expenses		**(70.5)**	(79.5)
Other operating expenses		**-**	(4.1)
Operating profit	4	**103.4**	198.1
Share of associates' and joint ventures' results		**188.3**	98.1
Trading profit		**291.7**	296.2
Exceptional items	7	**(70.0)**	(94.6)
Profit before financing charges		**221.7**	201.6
Net financing charges	8	**(28.7)**	(25.0)
Profit before taxation		**193.0**	176.6
Taxation	9	**(75.1)**	(62.7)
Profit after taxation		**117.9**	113.9
Minority interests		**2.6**	(13.6)
Profit attributable to shareholders		**120.5**	100.3
Earnings per share – basic and diluted:	11		
– including exceptional items		**51.1¢**	42.9¢
– excluding exceptional items		**70.5¢**	73.9¢

The notes on pages 57 to 94 form an integral part of the financial statements.

consolidated balance sheet

As at 31 December

	Notes	2001 S$m	2000 S$m
Non-current assets			
Property, plant and equipment	13	**127.1**	139.2
Investment properties	14	**532.3**	571.9
Development properties	15	**578.0**	568.2
Interests in associates and joint ventures	17	**408.8**	290.4
Deferred tax assets	18	**11.7**	10.9
Other non-current assets	19	**19.2**	21.2
		1,677.1	1,601.8
Current assets			
Properties for sale	20	**121.7**	–
Stocks	21	**374.7**	389.6
Debtors	22	**163.9**	189.9
Tax recoverable		**0.8**	5.8
Bank and other liquid funds	23	**97.1**	93.7
		758.2	679.0
Total assets		**2,435.3**	2,280.8
Non-current liabilities			
Borrowings due after one year	26	**713.5**	612.1
Deferred tax liabilities	27	**6.5**	8.7
Non-current provisions	25	**13.9**	17.2
Other non-current liabilities	28	**3.3**	1.4
		737.2	639.4
Current liabilities			
Creditors	24	**183.2**	271.0
Provisions	25	**32.1**	24.2
Tax payable		**46.2**	70.3
Borrowings due within one year	26	**252.7**	159.3
		514.2	524.8
Total liabilities		**1,251.4**	1,164.2
Net assets		**1,183.9**	1,116.6
Financed by:			
Share capital and reserves			
Share capital	29	**238.5**	234.0
Reserves			
Share premium		**251.2**	240.9
Capital reserve	30	**39.9**	77.1
Revenue reserve	31	**271.0**	154.5
Shareholders' funds		**800.6**	706.5
Minority interests		**383.3**	410.1
		1,183.9	1,116.6

The notes on pages 57 to 94 form an integral part of the financial statements.

consolidated statement of changes in equity

For the year ended 31 December

	Notes	Share capital	Share premium	Capital reserve	Revenue reserve	Total
		S$m	S$m	S$m	S$m	S$m
2001						
Balance at 1 January						
– as previously reported		234.0	240.9	77.1	133.6	685.6
– effect of adopting SAS 10	10	–	–	–	20.9	20.9
– effect of adopting SAS 31	25	–	–	–	1.8	1.8
– share of associate's effect of adopting SAS 31	17	–	–	–	0.4	0.4
– as restated		234.0	240.9	77.1	156.7	708.7
Revaluation deficit	30	–	–	(29.0)	–	(29.0)
Reserves realised on sale of an investment property	30, 31	–	–	(8.2)	3.7	(4.5)
Reserve realised on sale of a subsidiary	31	–	–	–	0.4	0.4
Gain on dilution of interest in an associate	31	–	–	–	0.9	0.9
Share of an associate's gain on dilution	30	–	–	–	5.8	5.8
Adjustment to the goodwill written off on acquisition of a quoted associate in 2000	30	–	–	–	(5.8)	(5.8)
Translation difference	30	–	–	–	15.4	15.4
Net gain/(loss) not recognised in profit and loss account		–	–	(37.2)	20.4	(16.8)
Profit attributable to shareholders		–	–	–	120.5	120.5
Total recognised gains/(losses) for the financial year		–	–	(37.2)	140.9	103.7
Dividends (net)	10	–	–	–	(26.6)	(26.6)
Issue of shares	29	4.5	10.3	–	–	14.8
Balance at 31 December		238.5	251.2	39.9	271.0	800.6

The notes on pages 57 to 94 form an integral part of the financial statements.

For the year ended 31 December

	Notes	Share capital	Share premium	Capital reserve	Revenue reserve	Total
		S$m	S$m	S$m	S$m	S$m
2000						
Balance at 1 January						
– as previously reported		234.0	240.9	80.0	685.7	1,240.6
– effect of adopting SAS 10	10	–	–	–	26.0	26.0
– as restated		234.0	240.9	80.0	711.7	1,266.6
Revaluation surplus	30	–	–	8.9	–	8.9
Reserves realised on:						
– sale of an associate	30	–	–	4.1	(0.1)	4.0
– sale of a development property	30	–	–	(0.6)	–	(0.6)
Goodwill written off on acquisition of:						
– an unquoted subsidiary	30, 31	–	–	(12.5)	(3.7)	(16.2)
– a quoted associate	31	–	–	–	(626.9)	(626.9)
Share of a subsidiary's goodwill written off	30	–	–	(3.6)	–	(3.6)
Gain on dilution of interest in an associate	31	–	–	–	0.3	0.3
Share of associate's other capital reserve	30	–	–	0.5	–	0.5
Share of an associate's premium on shares issued	30	–	–	0.3	–	0.3
Share of an associate's gain on dilution	31	–	–	–	16.5	16.5
Translation difference	31	–	–	–	(8.7)	(8.7)
Net loss not recognised in profit and loss account		–	–	(2.9)	(622.6)	(625.5)
Profit attributable to shareholders		–	–	–	100.3	100.3
Total recognised losses for the financial year		–	–	(2.9)	(522.3)	(525.2)
Dividends (net)	10	–	–	–	(34.9)	(34.9)
Balance at 31 December		234.0	240.9	77.1	154.5	706.5

The notes on pages 57 to 94 form an integral part of the financial statements.

profit and loss account

For the year ended 31 December

	Notes	2001 S$m	2000 S$m
Revenue	3	**82.2**	183.2
Other operating income		**0.4**	0.3
Total income		**82.6**	183.5
Administrative expenses		**(6.0)**	(7.2)
Other operating income		**0.3**	7.4
Operating profit	4	**76.9**	183.7
Exceptional item	7	**(3.5)**	(184.0)
Profit/(loss) before financing income/(charges)		**73.4**	(0.3)
Net financing income/(charges)	8	**(0.4)**	2.2
Profit before taxation		**73.0**	1.9
Taxation	9	**(20.1)**	(46.8)
Profit/(loss) after taxation		**52.9**	(44.9)

The notes on pages 57 to 94 form an integral part of the financial statements.

balance sheet

As at 31 December

	Notes	2001 S$m	2000 S$m
Non-current assets			
Property, plant and equipment	13	**0.6**	0.6
Interests in subsidiaries	16	**1,248.0**	1,220.4
Interests in associates	17	**72.6**	72.0
		1,321.2	1,293.0
Current assets			
Debtors	22	**2.6**	2.2
Tax recoverable		**–**	0.4
Bank and other liquid funds	23	**12.3**	3.6
		14.9	6.2
Total assets		**1,336.1**	1,299.2
Non-current liabilities			
Borrowings due after one year	26	**385.0**	400.0
Deferred tax liabilities	27	**1.3**	1.1
		386.3	401.1
Current liabilities			
Creditors	24	**5.6**	6.4
Tax payable		**0.8**	0.7
Borrowings due within one year	26	**15.0**	3.2
		21.4	10.3
Total liabilities		**407.7**	411.4
Net assets		**928.4**	887.8
Financed by:			
Share capital and reserves			
Share capital	29	**238.5**	234.0
Reserves			
Share premium		**251.2**	240.9
Revenue reserve	31	**438.7**	412.9
Shareholders' funds		**928.4**	887.8

The notes on pages 57 to 94 form an integral part of the financial statements.

statement of changes in equity

For the year ended 31 December

	Notes	Share capital	Share premium	Revenue reserve	Total
		S$m	S$m	S$m	S$m
2001					
Balance at 1 January					
– as previously reported		234.0	240.9	392.0	866.9
– effect of adopting SAS 10	10	–	–	20.9	20.9
– as restated		234.0	240.9	412.9	887.8
Translation difference	31	–	–	(0.5)	(0.5)
Profit attributable to shareholders		–	–	52.9	52.9
Total recognised gains for the financial year		–	–	52.4	52.4
Dividends (net)	10	–	–	(26.6)	(26.6)
Issue of shares	29	4.5	10.3	–	14.8
Balance at 31 December		238.5	251.2	438.7	928.4
2000					
Balance at 1 January					
– as previously reported		234.0	240.9	469.6	944.5
– effect of adopting SAS 10	10	–	–	26.0	26.0
– as restated		234.0	240.9	495.6	970.5
Translation difference	31	–	–	(2.9)	(2.9)
Loss attributable to shareholders		–	–	(44.9)	(44.9)
Total recognised losses for the financial year		–	–	(47.8)	(47.8)
Dividends (net)	10	–	–	(34.9)	(34.9)
Balance at 31 December		234.0	240.9	412.9	887.8

The notes on pages 57 to 94 form an integral part of the financial statements.

consolidated statement of cash flows

For the year ended 31 December

	Notes	2001 S$m	2000 S$m
Cash flows from operating activities	35	**(81.3)**	243.0
Interest paid		**(40.7)**	(32.4)
Interest received		**2.9**	5.5
Other finance costs paid		**(1.0)**	(5.1)
Income taxes paid		**(48.7)**	(60.1)
		(87.5)	(92.1)
Net cash flows from operating activities		**(168.8)**	150.9
Cash flows from investing activities			
Sale of property, plant and equipment and shares in an associate and a joint venture		**3.5**	14.1
Proceeds from sale of an investment property		**5.8**	–
Purchase of investment properties		**–**	(0.2)
Purchase of property, plant and equipment	13	**(10.2)**	(8.9)
Disposal/(acquisition) of subsidiaries, net of cash disposed/(acquired)	36	**8.8**	(44.3)
Proceeds from sale of other investment		**2.5**	–
Purchase of other investments		**(0.8)**	(4.8)
Purchase of shares in associates		**(14.6)**	(665.2)
Proceeds from capital reduction of an associate		**1.7**	–
Dividends received from associates (net)		**6.9**	6.1
Net cash flows from investing activities		**3.6**	(703.2)
Cash flows from financing activities			
Proceeds from issue of shares		**14.8**	–
Term loans and floating rate notes		**204.8**	409.3
Loan to minority shareholders		**(1.4)**	(1.4)
Dividends paid to minority shareholders		**(13.1)**	(8.5)
Dividends paid		**(26.6)**	(34.9)
Net cash flows from financing activities		**178.5**	364.5
Net change in cash and cash equivalents		**13.3**	(187.8)
Cash and cash equivalents at the beginning of the year		**82.3**	270.0
Effect of exchange rate changes		**1.0**	0.1
Cash and cash equivalents at the end of the year	37	**96.6**	82.3

The notes on pages 57 to 94 form an integral part of the financial statements.

notes to the financial statements

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. General

The Company is domiciled and incorporated in Singapore and is listed on the Singapore Exchange. The registered office is located at 239 Alexandra Road, Singapore 159930.

The principal activities of the Group are the distribution and retailing of motor vehicles, property development and investment in properties. The Company acts as an investment holding company and a provider of management services.

On 8 March 2002, the Cycle & Carriage Limited Board of Directors authorised the accompanying financial statements for issue.

2. Significant Accounting Policies

a. Basis of Preparation

The financial statements are prepared under the historical cost convention modified by the revaluation of certain property, plant and equipment, investment properties and investments.

The financial statements are prepared in accordance with and comply with the Singapore Statements of Accounting Standard. In the current financial year, the following new or revised Statements of Accounting Standard were adopted:

SAS 8 (Revised 2000)	– Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies
SAS 10 (Revised 2000)	– Events after the Balance Sheet Date
SAS 17 (Revised 2000)	– Employee Benefits
SAS 22 (Revised 2000)	– Business Combinations
SAS 31	– Provisions, Contingent Liabilities and Contingent Assets
SAS 32	– Financial Instruments: Disclosure and Presentation
SAS 34	– Intangible Assets
SAS 35	– Discontinuing Operations
SAS 36	– Impairment of Assets

The comparative figures for the previous year have been adjusted or extended, where necessary, to take into account the requirements of the Group's implementation of the above statements, except for SAS 31 as disclosed in Note 25.

There are no changes in accounting policy resulting from the adoption of the above statements in these financial statements that materially affect profit or shareholders' funds as the Group was already following the recognition and measurement principles in those statements except for SAS 10 and SAS 31 as disclosed in Notes 10, 17 and 25.

The financial statements of the Company and of the Group are expressed in Singapore dollars.

b. Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, associates and joint ventures on the basis set out below.

Subsidiaries are those companies in which the Group has an interest of more than 50% of the voting rights or otherwise has power to exercise control over the financial and operating policies of the company so as to obtain benefits from its activities. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group. All inter–company balances, transactions and unrealised gains have been eliminated in full on consolidation. Unrealised losses from inter–company transactions are also eliminated unless cost cannot be recovered.

Associates are companies, not being subsidiaries, in which the Group has an interest of between 20% and 50% of the voting rights, or over which the Group has significant influence, but does not control. Joint ventures are companies in which the Group jointly controls with one or more other companies. Where the accounting policies of associates and joint ventures do not conform with those of the Group, adjustments are made where the amounts are considered significant to the Group. Associates and joint ventures are included on the basis of equity accounting. Equity accounting is discontinued when the carrying amount of the investment in an associate reaches zero value, unless the Group has legal obligations or guaranteed obligations in respect of the associate or joint venture. Significant unrealised gains or losses on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interest in the associate or joint venture.

The results of subsidiaries, associates and joint ventures are included or excluded from the effective dates of acquisition or disposal, respectively.

Minority interests represent the proportion of the results and net assets of subsidiaries not attributable to the Group.

c. Investments

Investments in subsidiaries, associates, joint ventures and other long term investments are stated in the financial statements of the Company at cost except for an investment in a subsidiary which is stated at directors' valuation in 1975. Provision is only made where, in the opinion of the directors, there is a permanent diminution in value.

d. Goodwill

Goodwill represents the difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the subsidiary, associate or joint venture when acquired. On the acquisition of a foreign subsidiary, the goodwill arising is translated at the exchange rates prevailing at the date of acquisition. Goodwill on acquisitions occurring on or after 1 January 2001 is reported in the balance sheet as an intangible asset and is amortised using the straight line method over its estimated useful economic life which is generally between 5 and 20 years. Goodwill on acquisitions which occurred prior to 1 January 2001 has been taken directly to reserves; such goodwill has not been retrospectively capitalised and amortised.

The profit or loss on disposal of subsidiaries, associates and joint ventures is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill which remains unamortised and for acquisitions before 1 January 2001, the goodwill previously adjusted against reserves.

Where an indication of a permanent impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount. The writedown is charged to the consolidated profit and loss account.

e. Property, Plant and Equipment

All property, plant and equipment are initially stated at cost. Certain freehold and leasehold land and buildings were subsequently shown at directors' valuation, based on independent professional valuations in 1984. All property, plant and equipment are stated at historical cost or directors' valuation less depreciation.

Leasehold land is amortised in equal instalments over the period of the respective leases. Buildings are depreciated using the straight line method over 30 years or the estimated remaining period of the lease, whichever is shorter. Other property, plant and equipment are depreciated using the straight line method at the following rates:

Leasehold improvements	10% – 33 1/3%
Plant & machinery	10% – 20%
Office furniture, fixtures and equipment	10% – 33 1/3%
Motor vehicles	20%

When the carrying value of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The decrease in carrying value is charged to the profit and loss account.

f. Investment Properties

Investment properties are properties held on a long term basis for their investment potential and for the generation of income. Investment properties are stated at annual valuation on an open market basis. An independent professional valuation of the Group's investment properties is effected once every three years based on their open market value for existing use. An internal valuation is effected by the directors each intervening year.

g. Development Properties

Development properties are properties which are being developed either for sale or for producing rental income. Properties developed for sale are stated at cost plus attributable profit/loss to date less progress billings. Properties developed for producing rental income are stated at cost less provision for any diminution in value that is considered to be other than temporary.

Cost includes land, construction and related development costs and interest on borrowings obtained to finance the purchase and construction of the properties. The interest on borrowings capitalised is arrived at by reference to the actual rate payable on borrowings by the companies concerned and, with regards to funds obtained from the Group, at the average rate paid.

Profit is recognised on the units for which sales agreements have been concluded, using the percentage of completion method. Full provision is made for foreseeable losses. The percentage of completion is determined by the level of construction costs incurred as a proportion of the estimated total construction costs to completion.

Development properties are transferred to properties for sale when they have been completed, the Temporary Occupation Permit has been obtained and they are available for sale. These properties are shown at the lower of cost and directors' estimate of net realisable value.

h. Revaluation Reserve

The net surplus or deficit on revaluation of property, plant and equipment and investment properties is taken to the capital reserve account unless the total revaluation surplus on the same class of assets is insufficient to cover the deficit, in which case the amount by which the deficit exceeds the available surplus is charged to the profit and loss account. Any subsequent reversal of such a deficit is also taken to the profit and loss account.

On disposal of property, plant and equipment and investment properties, the difference between the net disposal proceeds and the carrying amount is charged or credited to the profit and loss account.

The surplus or deficit on revaluation not utilised at the date of sale of an investment property is taken to the profit and loss account while the surplus or deficit on revaluation of property, plant and equipment is taken directly to reserves on sale.

i. Stocks

Stocks are stated at the lower of cost and net realisable value, cost being generally determined using the specific identification method. Net realisable value is the selling price in the ordinary course of business, less the cost of completion and selling expenses. Provision is made where necessary for obsolete, slow moving and defective stocks.

j. Debtors

Debtors are carried at anticipated realisable value. Bad debts are written off as soon as it is established that these are irrecoverable. Specific provision is made for known doubtful debts and a general provision is made on the remaining debts.

k. Cash and Cash Equivalents

For the purpose of cash flow statement, cash and cash equivalents comprise bank and other liquid funds, short term investments, bank overdrafts and bills payable. In the balance sheet, bank overdrafts and bills payable are included under borrowings due within one year.

l. Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of economic resources embodying economic benefits will be required to settle the obligations, and a reliable estimate of the amount of the obligation can be made.

m. Employee Benefits

i. Pension obligations

The companies based in Singapore and Malaysia contribute to the Central Provident Fund ("CPF") and Employee Provident Fund ("EPF"), respectively which are defined contribution plans regulated and managed by the governments of these two countries. The Group's contributions to CPF, EPF and other funds for employees under defined contribution plans in other countries are charged to the profit and loss account in the period to which the contributions relate.

The Group also operates a number of defined benefit and defined contribution plans, the assets of which are generally held in separate trustee administered funds. These plans are generally funded by payments from employees and by the relevant Group companies, taking into account the recommendations of independent qualified actuaries.

For defined benefit plans, pension costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of major plans at no more than three yearly intervals (the latest valuation was done on 1 January 2001). The pension obligation is measured as the present value of the estimated future cash outflows using the interest rates of government securities which have terms to maturity approximating the terms of the related liability.

ii. Equity compensation benefits

Share options are granted to certain directors and employees under the CCL Executives' Share Option Schemes. No compensation cost is recognised upon granting or exercise of the options. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (for the par value of the shares issued) and share premium.

iii. Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for leave as a result of services rendered by employees up to the balance sheet date.

Certain overseas subsidiaries provide for long service leave in respect of employees, based on the present value of the estimated future cash outflow to be made resulting from employees' services up to the balance sheet date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rate on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

n. Foreign Currencies

Transactions in foreign currencies during the financial year are translated into Singapore dollars, where applicable, by reference to exchange rates taken from contracts for purchase or sale of forward exchange or at the exchange rates prevailing at the transaction dates. At each balance sheet date, recorded monetary balances that are denominated in foreign currencies are adjusted to reflect the exchange rates at the balance sheet date except for those hedged by foreign exchange forward contracts which are translated at the contracted forward exchange rates. All such exchange adjustments are taken to the profit and loss account.

Exchange differences arising on monetary items that, in substance, form part of the Company's or its subsidiaries' net investment in a foreign entity, are taken directly to foreign currency translation reserve.

For the purpose of consolidation, the balance sheets of foreign subsidiaries are translated into Singapore dollars at the exchange rates prevailing at the balance sheet date. The results of foreign subsidiaries, associates and joint ventures are translated into Singapore dollars at the average exchange rates for the financial year. The resulting foreign currency translation adjustments are taken directly to foreign currency translation reserve. On disposal, these translation differences are recognised in the consolidated profit and loss account as part of the gain or loss on sale.

For the purpose of consolidation of the subsidiaries and equity accounting of associates in Malaysia, the rate of exchange prevailing at the balance sheet date is taken to be Malaysian Ringgit ("RM") 3.80 to one US dollar, the official exchange rate established and accepted by Bank Negara (the central bank of Malaysia).

o. Revenue Recognition

Group revenue includes sales to external customers (including government duties), proceeds from the sale of development properties, property rental income and interest from hire purchase agreements. Associates' and joint ventures' revenue comprise the Group's share only. The Company's revenue comprises dividends and service charges. Revenue excludes Goods and Services Tax.

Revenue from the sale of goods is recognised when the goods are billed and are ready for delivery. Revenue from the rendering of services is recognised when the service is rendered. Revenue from the sale of development properties is recognised using the percentage of completion method. Rental income is recognised on an accrual basis. Interest income from hire purchase agreements is recognised over the periods of agreements using the rule of 78 formula. Dividend income from investments is recognised when declared to be payable.

p. Taxation

Current taxation is provided based on the tax payable on the income for the financial year that is chargeable to tax.

Deferred taxation is provided using the liability method for all material timing differences in the recognition of certain income and expenses for accounting and for taxation purposes. Provision is made to the extent that it is probable that the liability will materialise.

Deferred tax assets are recognised where such benefits are expected to be realisable in the near future.

q. Leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentive received from the lessor) are charged to the profit and loss account on a straight line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

r. Financial Risk Management

The Group's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group manages its exposure to financial risk using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited. The objective is to provide a degree of certainty on costs.

i. Foreign exchange risk

Foreign currency transaction exposures for the purchase of stocks are covered on a consistent basis by forward contracts and options and foreign currency borrowings are partly covered by currency swaps. The purpose of these hedges is to eliminate the impact of movements in foreign exchange rates on transactions.

ii. Interest rate risk

The Group is exposed to interest rate risk through the impact or rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps.

iii. Liquidity risk

The Group's ability to fund its existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

iv. Counterparty risk

The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring the credit ratings and limiting the aggregate risk to any individual counterparty.

v. Credit risk

The Group has no significant concentrations of credit risk. It has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions.

s. Derivative Financial Instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Where these relate to interest rate movements, interest payable and receivable under such instruments is accrued and recorded as an adjustment to interest income or expense related to the underlying exposure. Premiums paid or received on options are included in creditors or debtors and amortised to the profit and loss account over the life of the agreements. Where derivative financial instruments are used to hedge future commitments or transactions in foreign currencies, the unrealised exchange differences are deferred and will be recognised in the measurement of the underlying transactions.

t. Fair Values

The carrying amounts of the following financial assets and financial liabilities approximate their fair values due to their short term maturities: bank and other liquid funds, short term investments, debtors, creditors, amounts owing to and from subsidiaries, associates and joint ventures and short term borrowings.

The fair values of long term borrowings and hire purchase debtors are estimated using the expected future payments discounted at market interest rates.

The fair values of forward foreign currency contracts and options, interest rate swaps and cross currency swaps have been calculated using rates quoted by the Group's bankers to terminate the contracts at the balance sheet date. The gains and losses are not recognised in the financial statements.

3. Revenue

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
Sale of goods	**2,394.7**	2,902.9	**–**	–
Rendering of services	**45.8**	43.2	**1.5**	1.6
Rental income and service charge of investment properties including carpark income	**36.7**	35.1	**–**	–
Dividends	**–**	–	**80.7**	181.6
Others	**8.5**	8.3	**–**	–
	2,485.7	2,989.5	**82.2**	183.2
Share of associates' and joint ventures' revenue	**2,155.7**	1,598.8	**–**	–
	4,641.4	4,588.3	**82.2**	183.2

4. Operating Profit

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
Operating profit is determined after charging:				
Depreciation on property, plant and equipment (Note 13)	**14.8**	14.8	**0.2**	0.2
Property, plant and equipment written off (Note 13)	**0.1**	0.1	**–**	–
Fees paid to a firm of which a director is a member	**0.1**	–	**0.1**	–
Remuneration of:				
– auditors of the Company	**0.4**	0.4	**0.2**	0.2
– other auditors	**1.0**	1.5	**0.9**	1.3
Non-audit fees paid to auditors of the Company	**0.3**	0.2	**0.1**	0.1
Loss on disposal of a subsidiary	**–**	0.3	**–**	–
Exchange loss	**–**	0.8	**–**	–
Rental expenses – operating lease	**6.1**	5.5	**0.2**	–
Bad debts written off (trade)	**0.1**	0.2	**–**	–
Provision for:				
– diminution in value of investment in subsidiaries	**–**	–	**0.3**	–
– diminution in value of other investments	**0.7**	2.3	**–**	–
– doubtful debts (non–trade)	**0.1**	1.0	**–**	–
– stock obsolescence	**4.0**	0.2	**–**	–
– warranty & goodwill (Note 25)	**16.1**	21.4	**–**	–
– guarantee servicing (Note 25)	**0.9**	1.2	**–**	–
– vehicle repurchase (Note 25)	**–**	1.3	**–**	–
And crediting:				
Dividends (gross) from:				
– quoted subsidiaries	**–**	–	**6.6**	6.6
– unquoted subsidiaries	**–**	–	**64.7**	166.1
– quoted associates	**–**	–	**9.0**	7.5
– unquoted associates	**–**	–	**0.4**	1.4
– unquoted other investment	**0.1**	–	**–**	–
Rental income	**30.4**	29.1	**–**	–
Profit on disposal of property, plant and equipment	**–**	0.8	**–**	–
Writeback in provision for:				
– doubtful debts (trade)	**2.0**	2.7	**–**	–
– diminution in value of investment in subsidiaries	**–**	–	**–**	5.1
– diminution in value of investment in associates	**–**	–	**0.4**	–
– amounts due from subsidiaries	**–**	–	**–**	1.2
– vehicle repurchase	**0.6**	–	**–**	–
Exchange gain	**1.7**	–	**0.2**	1.0
Revaluation surplus realised on sale of development property	**–**	0.6	**–**	–

5. Staff Costs and Number of Staff

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
Staff costs including costs for executive directors:				
Wages and salaries	**68.8**	75.6	**2.7**	2.9
Pension costs – defined contribution plans	**5.2**	3.9	**0.3**	0.2
Pension costs – defined benefit plans	**1.0**	1.1	**–**	–
	75.0	80.6	**3.0**	3.1
Number of persons employed at the end of the year	**1,824**	1,819	**26**	25

6. Remuneration of Directors

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
Remuneration of the directors of the Company	**2.1**	2.6	**1.2**	1.2

The number of directors of the Company whose remuneration falls within the following remuneration bands is as follows:

	2001	2000
Below S$250,000	**10**	10
S$250,000 – S$499,999	**–**	–
S$500,000 and above	**2**	2
	12	12

7. Exceptional Items

The exceptional items included in profit before taxation are as follows:

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
(Provision)/writeback of foreseeable losses on certain development properties	**(30.6)**	8.0	**–**	–
Provision for amount owing by a subsidiary	**–**	–	**(3.5)**	(187.2)
Share of exchange losses on an associate's foreign currency debts	**(40.1)**	(119.5)	**–**	–
Write down in the value of an associate's investment	**(11.3)**	(20.8)	**–**	–
Profit on sale of an investment property	**5.7**	–	**–**	–
Profit on sale of shares in a subsidiary	**6.3**	–	**–**	–
Profit on sale of shares in an associate	**–**	2.9	**–**	3.2
Share of an associate's gain on restructuring of its operations	**–**	34.8	**–**	–
	(70.0)	(94.6)	**(3.5)**	(184.0)

The exceptional items included in profit/(loss) after taxation and minority interests are as follows:

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
(Provision)/writeback of foreseeable losses on certain development properties	**(18.2)**	4.8	**–**	–
Provision for amount owing by a subsidiary	**–**	–	**(3.5)**	(187.2)
Share of exchange losses on an associate's foreign currency debts	**(28.1)**	(83.7)	**–**	–
Write down in value of an associate's investment	**(11.3)**	(20.8)	**–**	–
Profit on sale of an investment property	**5.5**	–	**–**	–
Profit on sale of shares in a subsidiary	**6.3**	–	**–**	–
Profit on sale of shares in an associate	**–**	2.9	**–**	3.2
Share of an associate's gain on restructuring of its operations	**–**	24.3	**–**	–
	(45.8)	(72.5)	**(3.5)**	(184.0)

8. Net Financing Income/(Charges)

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
Interest income from :				
– unquoted subsidiaries	**–**	–	**18.9**	13.0
– unquoted associates	**–**	0.1	**–**	0.1
– other investments and deposits	**3.1**	4.9	**0.1**	1.5
Interest expense on:				
– bank borrowings	**(30.8)**	(24.6)	**(18.0)**	(11.8)
– other borrowings	**–**	–	**–**	(0.4)
– loan from an unquoted subsidiary	**–**	–	**(1.4)**	(0.2)
Other finance costs	**(1.0)**	(5.4)	**–**	–
	(28.7)	(25.0)	**(0.4)**	2.2

9. Taxation

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
For current financial year:				
– Singapore	**23.0**	46.6	**16.4**	43.7
– Malaysia	**2.4**	2.6	**3.4**	2.7
– Others	**2.9**	4.0	**0.1**	0.2
Deferred taxation (Notes 18 & 27)	**(3.5)**	6.8	**0.2**	0.2
Adjustments in respect of prior years:				
– Current taxation	**0.7**	(0.1)	**–**	–
– Deferred taxation (Notes 18 & 27)	**0.3**	–	**–**	–
Group taxation	**25.8**	59.9	**20.1**	46.8
Share of associates' and joint ventures' taxation	**49.3**	2.8	**–**	–
	75.1	62.7	**20.1**	46.8

The effective tax rate for the Group and associates and joint ventures is higher than the current Singapore tax rate of 24.5% due to certain costs not being deductible for income tax purposes and higher tax rates in certain foreign subsidiaries and associates.

In 2001, the Company's 59.7% owned subsidiary, MCL Acreage Pte Ltd ("MCLA") received a protective assessment from the Inland Revenue Authority of Singapore ("IRAS") for the year of assessment 1995 amounting to S$82.5 million. This relates to gains that arose from the sale of Ardmore Park in 1994.

The protective assessment was issued in view of Section 74(1) of the Income Tax Act, which provides for a 6 year time limit for the IRAS to raise additional assessment.

MCLA has filed an objection against the protective assessment and has sought the opinion of legal counsel on the liability of tax. Counsel's opinion is that MCLA has a strong legal basis for maintaining the position that the protective assessment will be vacated and as such provision for tax is not necessary.

10. Dividends (Net)

With effect from 1 January 2001, the Group adopted the revised SAS 10 "Events after Balance Sheet Date" under which dividends proposed or dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date. This is a change in accounting policy as in previous years, dividends proposed or dividends declared after the balance sheet date were recognised as a liability at the balance sheet date. The effect of this change has been to increase shareholders' funds at 1 January 2001 and 2000 by S$20.9m and S$26.0m, respectively.

At the Annual General Meeting on 7 May 2002, a final dividend in respect of 2001 of 12% less income tax amounting to a dividend of S$21.6 million is to be proposed. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 31 December 2002. The dividends paid in 2001 and 2000 were as follows:

	Group and Company	
	2001	2000
	S$m	S$m
Final dividend in respect of 2000 of 12% (1999: 15%) less income tax	**21.2**	26.2
Interim dividend in respect of 2001 of 3% (2000: 5%) less income tax	**5.4**	8.7
	26.6	34.9
Value of scrip dividends allotted and issued:		
Final dividend in respect of 2000	**11.8**	–
Interim dividend in respect of 2001	**3.0**	–
	14.8	–

11. Earnings per Share

For the year ended 31 December

	Group	
	2001	2000
	S$m	S$m
Net profit attributable to shareholders	**120.5**	100.3
Weighted average number of ordinary shares in issue (millions)	**236.0**	234.0
Basic earnings per share	**51.1¢**	42.9¢
Net profit used to determine diluted earnings per share	**120.5**	100.3
Weighted average number of ordinary shares in issue (millions)	**236.0**	234.0
Adjustment for share options under option during the year (millions)	**–**	–
Weighted average number of ordinary shares for diluted earnings per share (millions)	**236.0**	234.0
Diluted earnings per share	**51.1¢**	42.9¢
Earnings per share excluding the exceptional items		
Net profit attributable to shareholders	**120.5**	100.3
Exceptional items after taxation and minority interests (Note 7)	**45.8**	72.5
Net profit before exceptional items	**166.3**	172.8
Basic earnings per share excluding exceptional items	**70.5¢**	73.9¢
Net profit used to determine diluted earnings per share	**120.5**	100.3
Exceptional items after taxation and minority interests (Note 7)	**45.8**	72.5
Net profit for diluted earnings per share excluding exceptional items	**166.3**	172.8
Diluted earnings per share excluding exceptional items	**70.5¢**	73.9¢

12. Segment Information

Primary reporting format – business segments

	Motor	Property	Astra Motor	Astra Others	Others	Total
	S$m	S$m	S$m	S$m	S$m	S$m
Year ended 31 December 2001						
Revenue	2,697.1	179.7	1,530.4	133.7	100.5	4,641.4
Operating profit	77.4	30.0	–	–	(4.0)	103.4
Share of associates' and joint ventures' results	26.1	0.7	133.4	23.9	4.2	188.3
Trading profit	103.5	30.7	133.4	23.9	0.2	291.7
Exceptional items	12.0	(30.6)	(50.4)	(1.0)	–	(70.0)
Segment results	115.5	0.1	83.0	22.9	0.2	221.7
Net financing charges						(28.7)
Profit before taxation						193.0
Taxation						(75.1)
Profit after taxation						117.9
Minority interests						2.6
Profit attributable to shareholders						120.5
Segment assets	673.2	1,387.8	–	–	11.5	2,072.5
Interests in associates and joint ventures	153.2	67.2	32.2	62.6	35.1	350.3
	826.4	1,455.0	32.2	62.6	46.6	2,422.8
Unallocated assets						12.5
Total assets						2,435.3
Segment liabilities	365.5	427.5	–	–	405.7	1,198.7
Unallocated liabilities						52.7
Total liabilities						1,251.4
Capital expenditure	9.0	0.8	–	–	0.4	10.2
Depreciation	10.7	3.9	–	–	0.2	14.8

12. Segment Information (continued)

	Motor	Property	Astra Motor	Astra Others	Others	Total
	S$m	S$m	S$m	S$m	S$m	S$m
Year ended 31 December 2000						
Revenue	2,998.9	219.1	1,169.3	91.9	109.1	4,588.3
Operating profit	167.8	34.8	–	–	(4.5)	198.1
Share of associates' and joint ventures' results	23.7	–	65.8	4.4	4.2	98.1
Trading profit	191.5	34.8	65.8	4.4	(0.3)	296.2
Exceptional items	–	8.0	(104.2)	(1.3)	2.9	(94.6)
Segment results	191.5	42.8	(38.4)	3.1	2.6	201.6
Net financing charges						(25.0)
Profit before taxation						176.6
Taxation						(62.7)
Profit after taxation						113.9
Minority interests						(13.6)
Profit attributable to shareholders						100.3
Segment assets	714.4	1,317.5	–	–	(10.7)	2,021.2
Interests in associates and joint ventures	122.9	61.2	(23.9)	49.5	33.2	242.9
	837.3	1,378.7	(23.9)	49.5	22.5	2,264.1
Unallocated assets						16.7
Total assets						2,280.8
Segment liabilities	395.7	282.8	–	–	406.7	1,085.2
Unallocated liabilities						79.0
Total liabilities						1,164.2
Capital expenditure	7.3	1.2	–	–	0.4	8.9
Depreciation	10.9	3.6	–	–	0.3	14.8

The Group is organised into three main business segments:

1. Motor
2. Property
3. Astra

Other interests of the Group consist mainly of the distribution of diesel engines and marketing of spare parts, hotelier, ship chartering and the Group's central overheads, none of which constitute a separately reportable segment.

Inter–segment revenue is not significant.

Segment assets consist primarily of property, plant and equipment, investment properties, development properties, stocks, debtors and operating cash, and exclude tax recoverable and deferred tax asset.

Segment liabilities comprise operating liabilities and exclude items such as taxation.

Capital expenditure comprises additions to property, plant and equipment.

Secondary reporting format – geographical segments

The Group's three business segments operate in four main geographical areas:

Singapore is the home country of the Company. The areas of operation are principally vehicle distribution and retailing, property investment and property development and the other interests of the Group.

Malaysia – the areas of operation are mainly vehicle assembly, distribution and retailing, hotelier and the holding of properties in Malaysia for rental.

Indonesia – the areas of operation are mainly vehicle assembly, distribution and retailing, and financial services related to the motor industry while other businesses consist of agribusiness, woodbased, heavy equipment, information technology and consumer goods.

Australasia – the areas of operation are mainly vehicle and truck distribution and retailing and servicing of vehicles and trucks.

Revenue is based on the country in which the customer is located. It would not be materially different if it is based on the country in which the order is received. Total assets and capital expenditure are shown by the geographical area in which the assets are located.

	Revenue	Total assets	Capital expenditure
	S$m	S$m	S$m
Year ended 31 December 2001			
Singapore	1,828.1	1,730.3	5.2
Malaysia	259.5	241.8	1.3
Indonesia	1,664.1	94.8	–
Australasia	859.8	365.4	3.7
Others	29.9	3.0	–
	4,641.4	2,435.3	10.2
Year ended 31 December 2000			
Singapore	2,001.1	1,652.9	5.2
Malaysia	255.9	219.2	0.5
Indonesia	1,261.2	25.6	–
Australasia	1,031.6	383.9	3.1
Others	38.5	(0.8)	0.1
	4,588.3	2,280.8	8.9

13. Property, Plant and Equipment

	Land				Office furniture,		
	Freehold	Leasehold	Buildings	Plant & machinery	fixtures & equipment	Motor vehicles	Total
	S$m	S$m	S$m	S$m	S$m	S$m	S$m
Group							
2001							
Net book value at 1 January	20.7	19.4	66.4	19.2	8.1	5.4	139.2
Translation adjustments	(0.3)	0.1	(0.5)	0.6	–	–	(0.1)
Additions	–	–	1.6	1.5	3.9	3.2	10.2
Reclassified to properties for sale	(1.1)	–	(2.6)	–	–	–	(3.7)
Disposals	(0.8)	–	(0.8)	–	(0.3)	(1.5)	(3.4)
Disposals arising from sale							
of subsidiary	–	–	–	(0.1)	(0.1)	–	(0.2)
Depreciation charge (Note 4)	–	(0.6)	(3.7)	(5.9)	(3.1)	(1.5)	(14.8)
Amounts written off (Note 4)	–	–	–	–	(0.1)	–	(0.1)
Net book value at 31 December	18.5	18.9	60.4	15.3	8.4	5.6	127.1
Cost	17.5	24.5	90.2	76.4	29.2	9.5	247.3
Valuation at 30 September 1984	1.0	1.8	1.2	–	–	–	4.0
Accumulated depreciation	–	(7.4)	(31.0)	(61.1)	(20.8)	(3.9)	(124.2)
	18.5	18.9	60.4	15.3	8.4	5.6	127.1
2000							
Net book value at 1 January	22.1	19.9	70.5	23.2	9.1	3.6	148.4
Translation adjustments	(2.2)	0.1	(3.3)	0.1	(0.4)	–	(5.7)
Additions	–	–	1.2	1.1	2.5	4.1	8.9
Additions arising from acquisition							
of subsidiaries	0.8	–	1.9	0.2	0.7	0.6	4.2
Disposals	–	–	–	(0.1)	(0.1)	(1.3)	(1.5)
Disposals arising from sale							
of subsidiaries	–	–	(0.2)	–	–	–	(0.2)
Depreciation charge (Note 4)	–	(0.6)	(3.6)	(5.3)	(3.7)	(1.6)	(14.8)
Amounts written off (Note 4)	–	–	(0.1)	–	–	–	(0.1)
Net book value at 31 December	20.7	19.4	66.4	19.2	8.1	5.4	139.2
Cost	19.7	24.3	93.0	73.6	26.7	9.6	246.9
Valuation at 30 September 1984	1.0	1.8	1.2	–	–	–	4.0
Accumulated depreciation	–	(6.7)	(27.8)	(54.4)	(18.6)	(4.2)	(111.7)
	20.7	19.4	66.4	19.2	8.1	5.4	139.2

The freehold land and building of the Group with a net book value of S$40.6 million at 31 December 2001 (2000: S$47.4 million) have been pledged as collateral for bank loans (Note 26).

If all freehold land, leasehold land and buildings had been included in the financial statements at cost less depreciation, the net written down value of these properties would have been S$95.7 million (2000: S$104.5 million).

	Leasehold improvements	Office furniture, fixtures & equipment	Motor vehicles	Total
	S$m	S$m	S$m	S$m
Company				
2001				
Net book value at 1 January	0.1	0.1	0.4	0.6
Additions	–	–	0.4	0.4
Disposals	–	–	(0.2)	(0.2)
Depreciation charge (Note 4)	(0.1)	–	(0.1)	(0.2)
Net book value at 31 December	–	0.1	0.5	0.6
Cost	0.8	0.6	1.0	2.4
Accumulated depreciation	(0.8)	(0.5)	(0.5)	(1.8)
	–	0.1	0.5	0.6
2000				
Net book value at 1 January	0.1	0.2	0.4	0.7
Additions	–	–	0.4	0.4
Disposals	–	–	(0.3)	(0.3)
Depreciation charge (Note 4)	–	(0.1)	(0.1)	(0.2)
Net book value at 31 December	0.1	0.1	0.4	0.6
Cost	0.8	0.6	0.9	2.3
Accumulated depreciation	(0.7)	(0.5)	(0.5)	(1.7)
	0.1	0.1	0.4	0.6

14. Investment Properties

	Group	
	2001	2000
	S$m	S$m
At valuation:		
Freehold land and buildings	**255.5**	265.1
Leasehold land and buildings	**276.8**	306.8
	532.3	571.9

Internal valuations at 31 December 2001 were effected by the directors. The valuations at 31 December 2000 were conducted by independent professional valuers, Jones Lang LaSalle Property Consultants Pte Ltd, DTZ Debenham Tie Leung (SEA) Pte Ltd, KGV-Lambert Smith Hampton (M) Sdn Bhd, C H Williams Talhar & Wong Sdn Bhd and Rahim & Co Chartered Surveyors Sdn Bhd, based on the open market value for existing use. The deficit on valuation in 2001 amounting to S$46.9 million (2000: surplus of S$12.8 million) of which the Group's share amounting to S$29.0 million (2000: surplus of S$8.9 million) has been incorporated in the financial statements (Note 30).

A lienholders' caveat on freehold land and buildings with a book value of S$143.6 million (2000: S$138.8 million) of two subsidiaries has been registered to obtain long term loans (Note 26).

15. Development Properties

	Group 2001 S$m	Group 2000 S$m
Freehold and leasehold land at cost	**646.8**	710.4
Add : Development cost	**75.4**	179.7
Interest, property tax and overheads capitalised	**53.8**	60.5
	776.0	950.6
Add : Development profits recognised based on the percentage of completion method	**17.7**	10.0
Less: Provision for foreseeable losses	**(108.1)**	(132.9)
Progress billings	**(107.6)**	(259.5)
	578.0	568.2
Capitalised during the financial year:		
– interest	**12.6**	7.7
– property tax	**1.5**	1.4

The interest rate used to determine the amount of borrowing costs capitalised ranged from 1.9% to 5.0% (2000: 2.4% to 5.0%) per annum.

Development properties with net book values of S$491.3 million (2000: S$316.9 million) have been pledged by way of first legal mortgages for long term bank loans granted to subsidiaries (Notes 26(i) to (j)).

Provision for foreseeable losses of S$57.7 million was transferred to properties for sale account (Note 20) and no provision was utilised during the year (2000: S$33.5 million) for the Group.

16. Interests in Subsidiaries

	Company 2001 S$m	Company 2000 S$m
At cost:		
– quoted equity shares	**518.1**	518.1
(market value: 2001: S$206.1 million; 2000: S$255.7 million)		
– unquoted equity shares	**241.4**	241.4
At directors' valuation in 1975:		
– unquoted equity shares	**10.0**	10.0
	769.5	769.5
Less: Provision for diminution in value of interests in subsidiaries	**(6.8)**	(6.5)
	762.7	763.0
Amounts owing by subsidiaries:		
– non-trade, less provision of S$208.0 million (2000: S$204.5 million)	**557.5**	542.6
– trade	**-**	0.7
	557.5	543.3
Amounts owing to subsidiaries:		
– non-trade	**(70.6)**	(85.8)
– trade	**(1.6)**	(0.1)
	(72.2)	(85.9)
	1,248.0	1,220.4

All non-trade advances to and from subsidiaries are unsecured and have no fixed terms of repayment.

All advances to and from subsidiaries are interest free except for non–trade advances to subsidiaries amounting to S$414.6 million (2000: S$414.9 million) which are interest bearing and the weighted average interest rate at balance sheet date was 4.34% per annum in 2001 (2000: 4.65% per annum), and non–trade advances from subsidiaries amounting to S$47.8 million (2000: S$62.9 million) which are interest bearing and weighted average interest rate at balance sheet date was 2.5% per annum in 2001 (2000: 2.5625% per annum).

The fair values of advances to and from subsidiaries are not disclosed as it is not practicable to determine their fair values with sufficient reliability.

A list of subsidiaries is set out on pages 88 to 92.

17. Interests in Associates and Joint Ventures

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
At cost:				
– quoted equity shares				
(Group market value: 2001: S$392.7 million; 2000: S$402.9 million)	**689.2**	689.2	**24.9**	24.9
– unquoted equity shares	**117.5**	102.4	**28.4**	28.2
	806.7	791.6	**53.3**	53.1
Provision for diminution in value of investment in unquoted associates and joint ventures	–	–	**(0.1)**	(0.5)
Post-acquisition reserves	**(475.8)**	(568.1)	**–**	–
	330.9	223.5	**53.2**	52.6
Long term loan to an associate (interest free)	**19.4**	19.4	**19.4**	19.4
	350.3	242.9	**72.6**	72.0
Amounts owing by associates and joint ventures:				
– non-trade	**96.5**	87.5	**–**	–
– trade	**25.2**	27.1	**–**	–
	121.7	114.6	**–**	–
Amounts owing to associates and joint ventures:				
– non-trade	**(62.6)**	(67.1)	**–**	–
– trade	**(0.6)**	–	**–**	–
	(63.2)	(67.1)	**–**	–
	408.8	290.4	**72.6**	72.0

Post-acquisition reserves in 2001 include S$0.4 million adjustment arising from the effect of adopting SAS 31.

The long term loans and non–trade advances to and from associates and joint ventures are interest free, unsecured and have no fixed terms of repayment. The fair values of the long term loans and non–trade advances are not disclosed as it is not practicable to determine their fair values with sufficient reliability.

Four associates, Rutile Pte Ltd, PMCL Pte Ltd, Bodenheim Investments Pte Ltd and Golden Quantum Acres Sdn Bhd, are deemed to be joint venture companies as a subsidiary, MCL Land Limited, has a long term 50% interest in each of them and has, by way of contractual arrangements, joint control in the companies' operational and financial affairs. Rutile Pte Ltd and PMCL Pte Ltd each have a 50% interest in Ubi Development Pte Ltd, which owns an industrial development property at Ubi Avenue 1 while Bodenheim Investments Pte Ltd owns a residential property at Upper Serangoon View. Golden Quantum Acres Sdn Bhd was inactive during the financial year.

17. Interests in Associates and Joint Ventures (continued)

MCL Land Limited's 50% share of the assets employed and liabilities incurred by the joint venture companies is as follows:

	2001 S$m	2000 S$m
Development properties	190.2	84.2
Net current assets	10.9	38.8
Borrowings due after one year	(116.6)	(47.0)
Amount due to shareholders	(80.3)	(112.8)

Due to the size and complexities of Astra, its results are reported later. As such Astra's results are equity accounted for the twelve months from 1 December 2000 to 30 November 2001, but adjusted for significant transactions occurring in December 2001. As at 31 December 2001, the carrying value of Astra was S$94.8 million (2000: S$25.6 million).

A list of the Group's associates and joint ventures is set out on pages 93 and 94.

18. Deferred Tax Assets

The movement in deferred tax assets is as follows:

	Group	
	2001 S$m	2000 S$m
Balance at 1 January	10.9	11.8
Acquired through purchase of a subsidiary	–	0.1
Translation adjustment	(0.2)	(0.4)
Movement for the year (Note 9)	1.0	(0.6)
Balance at 31 December	11.7	10.9

19. Other Non-Current Assets

	Group	
	2001 S$m	2000 S$m
Hire purchase debtors	5.9	6.6
Loans to a minority shareholder of a subsidiary	13.3	12.1
Other investments in unquoted equity shares at cost	3.0	4.8
Less: Provision for diminution in value	(3.0)	(2.3)
	–	2.5
	19.2	21.2

Details of hire purchase debtors are as follows:

	Group	
	2001	2000
	S$m	S$m
Gross amount outstanding		
– receivable not later than one year	**6.7**	6.6
– receivable later than one year and not later than five years	**6.5**	7.4
Total gross amount outstanding	**13.2**	14.0
Less: Interest not yet due	**(1.4)**	(1.9)
Provision for doubtful debts	**(0.2)**	(0.2)
	(1.6)	(2.1)
Net amount outstanding	**11.6**	11.9
Receivable not later than one year (Note 22)	**5.7**	5.3
Receivable later than one year and not later than five years	**5.9**	6.6
	11.6	11.9

The fair value of the hire purchase debtors is S$12.0 million.

The loans to a minority shareholder of a subsidiary consist of capital loans extended by a subsidiary, Cycle & Carriage (Australia) Pte Ltd to St George Bank Limited, Australia. Both are shareholders in Cycle & Carriage Finance Pty Ltd (formerly known as AAG Finance Pty Ltd), a subsidiary of the Company. The loans are to meet St George Bank Limited's obligation in maintaining the bank's adequacy percentage of the vehicle financing portfolio that St George Bank has written on behalf of Cycle & Carriage Finance. The loans are unsecured with no fixed terms of repayment and bear interest at St George Bank's value of capital rate which was calculated at 5.9% per annum at the balance sheet date in 2001 (2000: 6.1% per annum).

The fair values of the loans are not disclosed as it is not practicable to determine their fair values with sufficient reliability.

20. Properties for Sale

	Group	
	2001	2000
	S$m	S$m
Freehold property at cost	**175.7**	–
Less: Provision for foreseeable losses (Note 15)	**(57.7)**	–
	118.0	–
Freehold property at net book value	**3.7**	–
	121.7	–

The freehold land and building of the Group with a net book value of S$3.7 million at 31 December 2001 has been pledged as collateral for bank loans (Note 26).

21. Stocks

	Group	
	2001	2000
	S$m	S$m
Vehicles	**332.2**	345.7
Parts and accessories	**56.0**	57.3
	388.2	403.0
Less: Provision for slow moving and obsolete stocks	**(13.5)**	(13.4)
	374.7	389.6

Included above are vehicle stocks of S$101.0 million (2000: S$7.0 million) carried at net realisable value.

Slow moving and obsolete stock provision utilised during the year amounted to S$3.9 million (2000: S$6.4 million) for the Group.

Vehicle stocks valued at S$1.9 million (2000: S$2.0 million) owned by two subsidiaries have been pledged as security for short term loans as disclosed in Note 26.

22. Debtors

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
Trade debtors	**130.3**	159.7	**–**	–
Less: Provision for doubtful debts	**(8.5)**	(9.8)	**–**	–
	121.8	149.9	**–**	–
Sundry debtors	**29.3**	28.4	**0.5**	0.2
Less: Provision for doubtful debts	**(0.9)**	(3.4)	**–**	–
	28.4	25.0	**0.5**	0.2
Hire purchase debtors (Note 19)	**5.7**	5.3	**–**	–
Deposits	**1.1**	1.4	**–**	–
Prepayments	**4.1**	7.6	**0.1**	0.1
Interest receivable	**2.8**	0.7	**2.0**	1.9
	163.9	189.9	**2.6**	2.2

Bad debts written off against provision for doubtful debts amounted to S$0.3 million (2000: S$1.1 million) for the Group in 2001. During the year, a provision of S$1.1 million was realised on disposal of a subsidiary.

Included in the provision for doubtful debts of the Group is a translation adjustment of S$0.1 million (2000: S$0.1 million).

23. Bank and Other Liquid Funds

The short term deposits and bank balances of certain subsidiaries, amounting to S$22.4 million (2000: S$22.4 million) and S$6.5 million (2000: S$1.3 million) respectively, are held under the Housing Developers (Project Account) Rules, withdrawals from which are subject to the provisions of those Rules.

Included in the short term deposits of the Group is an amount placed with a related company of a substantial shareholder of the Company amounting to S$2.1 million (2000: S$0.9 million).

The weighted average effective interest rate on short term bank deposits at the balance sheet date was 2.4% per annum.

24. Creditors

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
Trade creditors	**108.0**	157.5	**–**	–
Sundry creditors	**17.0**	21.5	**0.6**	0.6
Accrued development costs	**4.5**	11.8	**–**	–
Accrued operating expenses	**49.0**	78.2	**3.0**	4.0
Interest payable	**4.7**	2.0	**2.0**	1.8
	183.2	271.0	**5.6**	6.4

Included in the creditors of the Group are amounts owing to related companies of the substantial shareholders of the Company amounting to S$1.8 million (2000: S$3.4 million).

Included in the movement in accrued development costs of the Group is a provision of S$2.3 million for foreseeable losses on certain development properties written back (2000: nil) on completion of the developments.

25. Provisions

	Warranty & goodwill	Guarantee servicing	Vehicle repurchase	Others	Total
	S$m	S$m	S$m	S$m	S$m
Group					
Balance at 1 January 2001	37.3	1.0	1.3	1.8	41.4
Effect of adopting SAS 31	–	–	–	(1.8)	(1.8)
Translation adjustments	(0.3)	–	–	–	(0.3)
Disposal arising from sale of a subsidiary	(1.8)	(0.6)	–	–	(2.4)
Provision/(writeback) for the year (Note 4)	16.1	0.9	(0.6)	–	16.4
Utilised	(6.5)	(0.8)	–	–	(7.3)
Balance at 31 December 2001	44.8	0.5	0.7	–	46.0
Current	30.9	0.5	0.7	–	32.1
Non-current	13.9	–	–	–	13.9
	44.8	0.5	0.7	–	46.0

Warranty and goodwill

The Group recognises the estimated liability that falls due under the warranty terms offered on sale of new and used vehicles beyond that which is reimbursed by the manufacturer. The provision is calculated based on the past history of repairs.

Guarantee servicing

The Group recognises the estimated liability for rendering after-sales service offered on sale of new vehicles. The provision is calculated based on the past history of servicing.

Vehicle repurchase scheme

The Group recognises a provision for the estimated shortfall between the net realisable value of vehicles to be sold and the price at which it is committed to repurchase them.

Others

Following the adoption of SAS 31, a provision amounting to S$1.8 million has been adjusted to the retained earnings as at 1 January 2001. The comparative information has not been restated.

26. Borrowings

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
Borrowings due within one year				
Bank loans	**90.2**	84.5	**–**	–
Bank overdrafts	**0.5**	10.8	**–**	–
Bills payable	**–**	0.2	**–**	–
Current portion of long term borrowings	**120.5**	31.4	**–**	–
Total secured	**211.2**	126.9	**–**	–
Bank loans	**26.5**	32.0	**–**	–
Bank overdrafts	**–**	0.4	**–**	3.2
Current portion of long term borrowings	**15.0**	–	**15.0**	–
Total unsecured	**41.5**	32.4	**15.0**	3.2
Total borrowings due within one year	**252.7**	159.3	**15.0**	3.2
Long term				
Bank loans	**264.9**	222.8	**–**	–
Commercial bills	**17.1**	20.7	**–**	–
Term notes	**47.0**	–	**–**	–
Less: Current portion of borrowings due within one year	**(120.5)**	(31.4)	**–**	–
Total secured	**208.5**	212.1	**–**	–
Floating rate notes	**400.0**	400.0	**400.0**	400.0
Medium term notes	**120.0**	–	**–**	–
Less: Current portion of borrowings due within one year	**(15.0)**	–	**(15.0)**	–
Total unsecured	**505.0**	400.0	**385.0**	400.0
Total borrowings due after one year	**713.5**	612.1	**385.0**	400.0

The borrowings are estimated to be repayable as follows:

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
Within one year	**252.7**	159.3	**15.0**	3.2
Between one and two years	**366.9**	144.5	**335.0**	15.0
Between two and five years	**321.8**	466.9	**50.0**	385.0
After five years	**24.8**	0.7	**–**	–
	966.2	771.4	**400.0**	403.2

After taking into account the interest rate swaps, the interest rate exposure of the borrowings of the Group at the end of 2001 was as follows:

	Group	Company
	S$m	S$m
Total borrowings:		
– at fixed rates	625.8	305.0
– at floating rates	340.4	95.0
	966.2	400.0

Weighted average effective interest rates at the balance sheet date in 2001 were as follows:

	Group %	Company %
Bank loans	4.24	–
Bank overdrafts	6.27	–
Commercial bills	4.29	–
Floating rate notes	2.42	2.42
Medium term notes	3.83	–
Term notes	5.28	–

The fair values of the non–current borrowings at the end of 2001 were as follows:

	Group S$m	Company S$m
Bank loans	147.9	–
Commercial bills	13.5	–
Floating rate notes	385.0	385.0
Medium term notes	119.8	–
Term notes	47.0	–

The carrying amounts of the borrowings due within 1 year approximate their fair values.

Securities for the borrowings are as follows:

Current

a. Short term bank loans and bank overdrafts amounting to S$77.9 million (2000: S$79.7 million) are secured by a first ranking registered equitable charge over all of the assets and undertakings of the subsidiaries concerned and by corporate guarantees provided by the Company and another subsidiary.

b. Bank loans and bank overdrafts of S$11.2 million (2000: S$14.6 million) are secured by a registered first mortgage over the freehold land and building (Note 13) of a subsidiary and a floating charge over the assets of certain subsidiaries.

c. Bank loans of S$0.5 million (2000: S$0.2 million) are secured against the stocks of certain subsidiaries (Note 21).

d. Bank loans of S$0.2 million (2000: S$0.8 million) are secured by a floating charge over assets of a subsidiary.

e. Bank loans of S$0.9 million (2000: nill) are secured on a corporate guarantee provided by the Company.

Long term

f. Term loans amounting to RM64.5 million (2000: RM77.6 million), of which RM51.0 million (2000: RM56.6 million) is from a related company of a substantial shareholder of the Company, are secured by lienholders' caveat on the freehold investment properties (Note 14).

g. A 10–year commercial bill facility of which A$18.2 million (2000: A$21.6 million) remains outstanding is secured by mortgages on four properties (Notes 13 and 20), a floating charge on the assets of a subsidiary and a guarantee provided by another subsidiary.

h. Mortgage loans of NZ$1.2 million (2000: NZ$2.5 million) are secured over the freehold land and buildings (Note 13) of a subsidiary and a term loan of NZ$3.3 million (2000: NZ$3.3 million) is secured by a floating first debenture over all assets of a subsidiary.

26. Borrowings (continued)

i. A long term bank loan of S$90.0 million (2000: S$90.0 million) with embedded bond call option is secured by way of a first legal mortgage on a subsidiary's property under development (Note 15) and the assignment of rental income from and insurance policies on the development property.

In 1999, S$50.0 million of the bank loans were converted into 200 5% secured bearer bonds of S$250,000 each due 30 April 2002 through the partial exercise of the embedded bond call option. The bonds rank pari passu with the related long term bank loan.

j. Long term bank loans of S$140.0 million (2000: S$93.0 million) are secured by way of first legal mortgages on certain subsidiaries' development properties (Note 15), the assignment of all the rights of those subsidiaries, titles and interests in the Building & Lease Agreements, construction contracts, sale and purchase agreements, insurance policies, performance bonds and tenancy agreements on the properties under development.

k. Term notes of A$50.0 million (2000: nil) are secured by corporate guarantees provided by the Company and a subsidiary.

27. Deferred Tax Liabilities

The movement in deferred tax liabilities is as follows:

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
Balance at 1 January	**8.7**	2.6	**1.1**	0.9
Provision for the year (Note 9)	**(2.2)**	6.2	**0.2**	0.2
Translation adjustment	**–**	(0.1)	**–**	–
Balance at 31 December	**6.5**	8.7	**1.3**	1.1

28. Other Non-Current Liabilities

	Group	
	2001	2000
	S$m	S$m
Non-current employee benefits	**0.8**	–
Retention money payable	**2.5**	1.4
	3.3	1.4

29. Share Capital of the Company

	2001	2000
	S$m	S$m
Authorised:		
600,000,000 (2000: 300,000,000) ordinary shares of S$1 each	**600.0**	300.0
Issued and fully paid:		
Opening balance - 233,995,439 (2000: 233,995,439) ordinary shares of S$1 each	**234.0**	234.0
Issue of 4,459,205 ordinary shares under the Scrip Dividend Scheme in 2001	**4.5**	–
Closing balance - 238,454,644 (2000: 233,995,439) ordinary shares of S$1 each	**238.5**	234.0

At the end of the financial year, the following options granted under the CCL Executives' Share Option Schemes were outstanding:

Exercise Price	Expiry Date	No. of Options 2001	2000
S$14.61	23.12.2001	–	373,000
S$ 7.05	8. 1.2003	**395,000**	420,000
S$ 7.22	14. 1.2004	**402,000**	431,000
S$ 3.98	28. 2.2010	**574,000**	632,000
S$ 5.10	11. 5.2010	**80,000**	80,000
S$ 3.227	7. 5.2011	**1,002,500**	–
		2,453,500	1,936,000

30. Capital Reserve

	Group 2001 S$m	2000 S$m
Composition:		
Asset revaluation reserve	**39.4**	76.6
Other reserve	**0.5**	0.5
	39.9	77.1
Movements:		
Asset revaluation reserve		
Balance at 1 January	**76.6**	68.3
Reserves realised on sale of development properties	–	(0.6)
Reserves realised on sale of an investment property	**(8.2)**	–
Net surplus/(deficit) on revaluation of investment properties (net of minority interests)	**(29.0)**	8.9
Balance at 31 December	**39.4**	76.6
Other reserve		
Balance at 1 January	**0.5**	11.7
Reserves realised on sale of associates	–	4.1
Goodwill written off on acquisition of subsidiaries	–	(12.5)
Share of associates':		
– premium on allotment of shares	–	0.3
– other capital reserve movement	–	0.5
Share of subsidiary's goodwill written off	–	(3.6)
Balance at 31 December	**0.5**	0.5

31. Revenue Reserve

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
Composition:				
Translation reserve	**(126.4)**	(145.9)	**(4.2)**	(3.7)
Retained earnings	**397.4**	300.4	**442.9**	416.6
	271.0	154.5	**438.7**	412.9
Movements:				
Translation reserve				
Balance at 1 January	**(145.9)**	(137.1)	**(3.7)**	(0.8)
Translation adjustment	**15.4**	(8.7)	**(0.5)**	(2.9)
Reserve realised on:				
– sale of an investment property	**3.7**	–	**–**	–
– sale of a subsidiary	**0.4**	–	**–**	–
– sale of an associate	**–**	(0.1)	**–**	–
Balance at 31 December	**(126.4)**	(145.9)	**(4.2)**	(3.7)
Retained earnings				
Balance at 1 January				
– as previously reported	**279.5**	822.8	**395.7**	470.4
– effect of adopting SAS 10	**20.9**	26.0	**20.9**	26.0
– effect of adopting SAS 31	**2.2**	–	**–**	–
– as restated	**302.6**	848.8	**416.6**	496.4
Profit/(loss) attributable to shareholders	**120.5**	100.3	**52.9**	(44.9)
Dividends	**(26.6)**	(34.9)	**(26.6)**	(34.9)
Gain on dilution of interest in associates	**0.9**	0.3	**–**	–
Share of an associate's gain on dilution	**5.8**	16.5	**–**	–
Goodwill written off on acquisition of shares in:				
– an unquoted subsidiary	**–**	(3.7)	**–**	–
– a quoted associate	**–**	(626.9)	**–**	–
Adjustment to the goodwill written off on acquisition of a quoted associate in 2000	**(5.8)**	–	**–**	–
Balance at 31 December	**397.4**	300.4	**442.9**	416.6

Included in Group revenue reserve is an amount of S$65.2 million (2000: nil), being the Group's share of Astra's post-acquisition reserves, the distribution of which is subject to the terms of Astra's loan restructuring agreement.

32. Related Party Transactions

In addition to the related party information shown elsewhere in the financial statements, the following significant related party transactions took place during the financial year at terms agreed between the parties concerned:

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
a. With associates and joint ventures:				
Purchase of goods and services	**(2.5)**	(4.0)	**–**	–
Reimbursement to the Company for cost of management services	**0.1**	0.1	**0.1**	0.1
Sale of goods and services	**399.9**	493.0	**–**	–
Commission and incentives earned	**2.8**	2.9	**–**	–
b. With directors at commercial terms:				
Purchase of goods and services	**(0.1)**	–	**(0.1)**	–
c. With related companies of substantial shareholders of the Company:				
Purchase of goods and services	**(30.5)**	(41.3)	**–**	(0.1)
Insurance premium paid	**(1.8)**	(5.9)	**–**	–
Interest paid	**(2.0)**	(2.0)	**–**	–
Rental paid	**–**	(0.1)	**–**	(0.1)
Secondment costs	**(0.6)**	(0.8)	**(0.6)**	(0.6)
Sale of 50% stake in Selangor Ice Company Sdn Bhd	**–**	11.8	**–**	11.8
Rental income	**5.8**	4.8	**–**	–
Sale of goods and services	**0.3**	0.7	**–**	–
Interest received	**0.1**	0.1	**–**	–
Commission income	**0.2**	0.2	**–**	–

33. Commitments

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
a. Capital commitments				
Approved and contracted	**0.8**	0.1	**–**	–
Approved, but not contracted	**0.1**	–	**–**	–
	0.9	0.1	**–**	–
b. Commitments for property development expenditure				
Approved and contracted	**145.6**	35.2	**–**	–
Approved, but not contracted	**140.3**	185.2	**–**	–
	285.9	220.4	**–**	–
c. Other commitments				
Operating lease commitments				
Operating lease commitments with terms of more than one year are as follows:				
Lease rentals payable:				
Within one year	**5.3**	5.0	**0.1**	0.1
Between one and five years	**10.1**	11.0	**0.1**	0.2
After five years	**3.0**	4.2	**–**	–
Vehicle repurchase scheme				
Sales agreements entered into with car rental companies which included commitments to buy back vehicles are as follows:				
Within one year	**4.5**	9.0	**–**	–
Between one and two years	**–**	4.6	**–**	–
	4.5	13.6	**–**	–

34. Financial Instruments

a. Forward Foreign Currency Contracts

At 31 December 2001 the settlement dates on open forward contracts ranged between 1 and 4 months. The local currency amounts to be received and contractual exchange rates of the Group's outstanding contracts were:

	Group	
	2001	2000
	S$m	S$m
US dollars at rates averaging S$1 = US$0.5644 (2000: S$1 = US$0.5654)	**23.3**	160.7
Deutschmarks at rates averaging S$1 = DEM1.2545 in 2000	**–**	48.7
Australian dollars at rates averaging S$1 = A$1.0513 (2000: S$1 = A$1.0110)	**4.8**	1.5
Japanese Yen at rates averaging S$1 = Yen68.92 (2000: S$1 = Yen62.21)	**32.6**	45.4
Euros at rates averaging S$1 = Euro 0.6339 (2000: S$1 = Euro 0.6741)	**0.1**	10.7
Great British Pounds at rates averaging S$1 = GBP 0.371 in 2001	**0.4**	–
	61.2	267.0

b. Foreign Currency Options

At 31 December 2001, the open forward options were due within 2 months. The local currency amounts to be received and contractual exchange rates of the Group's outstanding options were:

	Group	
	2001	2000
	S$m	S$m
US dollars at rates averaging A$1 = US$0.535 (2000: A$1 = US$0.5400)	**70.3**	71.1

c. Interest Rate Swaps

The Company and the Group have entered into interest rate swap contracts that entitle them to receive interest at fixed/floating rates on notional principal amounts and oblige them to pay interest at fixed/floating rates on the same amounts. The interest rate swaps allows the Company and the Group to raise long-term borrowings at floating rates and swap them into fixed rates that are lower than those available if they borrowed at fixed rates directly. It also allows the Company and the Group to swap fixed rate long-term borrowings to floating rate when interest rates falls. At 31 December 2001, the fixed interest rates ranged from 2.56% to 5.57% (2000: 3.59% to 6.63%) per annum and the floating rates ranged from 0.94% to 4.41% (2000: 2.73% to 6.42%) per annum.

The remaining terms and notional principal amounts of the outstanding interest rate swap contracts at 31 December were:

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
Within one year	**–**	76.8	**–**	–
Between one and three years	**400.8**	195.0	**210.0**	195.0
After three years	**95.0**	50.0	**95.0**	50.0
	495.8	321.8	**305.0**	245.0

d. Cross Currency Swap

The Group has entered into a cross currency swap contract that entitles it to receive Australian dollars for its borrowings in US dollars on which it is obliged to pay at quarterly intervals, interest at floating rates on the Australian dollars and receive interest at floating rates on the US dollars. The cross currency swap contract allows the Group to raise long term borrowings in US dollars, swap them into Australian dollars and pay floating interest rates on the Australian dollars. On maturity, the principal amounts are swapped back and the Group pays Australian dollars and receives US dollars.

At 31 December 2001, the Australian dollar floating interest rate was 5.38% per annum and the US dollar floating interest rate was 3.19% per annum. The remaining term, principal amount, the local currency amount to be received and rate of the Group's cross currency swaps were:

	Group	
	2001	2000
	S$m	S$m
Two to three years:		
US dollars at rate A$1 = US$0.50	**4.7**	–

e. Fair values

The fair values of the Company's and the Group's derivative financial instruments at the balance sheet date in 2001 were:

	Group	Company
	S$m	S$m
Favourable interest rate swap contracts	0.5	–
Favourable foreign currency options	1.7	–
Favourable forward foreign currency exchange contracts	1.0	–
Unfavourable interest rate swap contracts	(7.7)	(7.0)
Unfavourable cross currency swap contract	(0.1)	–
Unfavourable forward foreign currency exchange contracts	(1.0)	–

35. Cash Flows from Operating Activities

	Group	
	2001	2000
	S$m	S$m
Operating profit	**103.4**	198.1
Adjustments for		
Depreciation and property, plant and equipment written off	**14.9**	14.9
Foreign exchange translation difference	**(1.3)**	(20.7)
Provision for diminution in value of other investments	**0.8**	2.3
Realisation of revaluation surplus upon sale of development properties	**–**	(0.6)
Profit on sale of property, plant and equipment	**–**	(0.8)
	14.4	(4.9)
Operating profit before working capital changes	**117.8**	193.2
Changes in development properties for sale (excluding interest capitalised during the period)	**(150.0)**	(18.1)
Changes in working capital		
Stocks	**(20.7)**	27.6
Debtors	**4.8**	31.4
Creditors	**(23.4)**	11.6
Retention money payable	**1.2**	(3.8)
Amounts owing by/(to) associates and joint ventures	**(11.0)**	1.1
	(49.1)	67.9
Cash flows from operating activities	**(81.3)**	243.0

36. Disposal / Acquisition of Subsidiaries

In 2001, the Company disposed of 50% of its stake in its subsidiary, Audi Australia Pty Ltd. In 2000, the Company acquired a 100% stake in Truck Investments Limited and disposed of its 53.2% stake in its subsidiary, Cycle & Carriage Golden Star Company Limited. The fair value of the assets and liabilities disposed/acquired were as follows:

	Group	
	2001	2000
	S$m	S$m
Property, plant and equipment	**0.2**	(4.2)
Net current assets	**2.4**	(23.3)
Net bank balance and cash	**(1.6)**	11.0
Deferred taxation	**–**	(0.1)
	1.0	(16.6)
Minority interests	**(0.5)**	(0.2)
	0.5	(16.8)
Goodwill on acquisition	**–**	(16.2)
Profit/(loss) on disposal of subsidiaries	**6.3**	(0.3)
Reserves realised on disposal of subsidiaries	**0.4**	–
Sale/(purchase) consideration	**7.2**	(33.3)
Net bank balance and cash	**1.6**	(11.0)
Cash inflow/(outflow) on disposal/acquisition net of cash acquired/disposed	**8.8**	(44.3)

37. Cash and Cash Equivalents

Cash and cash equivalents included in the statement of cash flows comprise the following balance sheet amounts:

	Group	
	2001	2000
	S$m	S$m
Bank and other liquid funds	**97.1**	93.7
Bank overdrafts	**(0.5)**	(11.2)
Bills payable	**–**	(0.2)
	96.6	82.3

38. Pensions

	Group	
	2001	2000
	S$m	S$m
Fair value of plan assets held to meet future benefit payments	**6.8**	5.9
Present value of employees' accrued benefits	**(5.8)**	(3.7)
Excess of plan assets held to meet future benefit over the present value of employees' accrued benefits	**1.0**	2.2
Date at which the above were determined:		
Accrued benefits	1.1.01	1.1.98
Fair value of plan assets	31.12.00	31.12.99

The amounts recognised in the profit and loss account and included in staff costs (Note 5) were S$1.0 million (2000: S$1.1 million).

The actual return on plan assets was 1.9% per annum (2000: 6.1% per annum).

The principal actuarial assumptions used for accounting purposes were:

	2001	2000
	%	%
Discount rate	**8**	8
Expected return on plan assets	**8**	8
Future salary increases	**6**	7

The superannuation fund of a subsidiary which operates a defined benefit plan is in the process of being wound down with existing investments drawn down. Member balances are to be transferred to a master trust fund run by a fund manager upon completion of legal and statutory requirements of winding down the existing fund. Members' contributions from 1 January 2002 will be made to the new fund.

39. Contingent Liabilities

a. The Company has given corporate guarantees to secure bank facilities and term notes for certain subsidiaries totalling S$284.2 million (2000: S$290.4 million) (Note 26).

b. A subsidiary has given indemnities to financial institutions for guarantees issued on behalf of other subsidiaries amounting to S$4.4 million (2000: S$2.8 million).

40. Subsequent Events

On 25 January 2002, the Company's wholly owned subsidiary, Cycle & Carriage (Mauritius) Limited purchased 6,505,914 shares in PT Astra International Tbk ("Astra") for US$1.3 million and on 15 February 2002, another 27,000,000 shares were purchased for US$6.7 million, thereby increasing its stake in Astra to 31.96%.

41. Comparative Figures

As explained in Note 2 of the financial statements, due to the adoption of several new or revised accounting standards during the current year, certain comparative figures have been restated to conform with this financial year's presentation.

particulars relating to subsidiaries, associates and joint ventures

The details of subsidiaries of Cycle & Carriage Limited are as follows:

Name of company	Principal activities	Country of incorporation/ place of business	Group's effective interest in equity 2001	2000	Company's investment in ordinary shares at cost/directors' valuation 2001	2000
			%	%	S$m	S$m
Singapore						
• Cycle & Carriage Industries (1986) Pte Limited	Distribution and retailing of vehicles and provision of after-sales services	Singapore	**100**	100	**44.2**	44.2
• Cycle & Carriage Automotive Pte Limited	Distribution and retailing of vehicles and provision of after-sales services	Singapore	**100**	100	**1.9**	1.9
• Cycle & Carriage (Proton) Pte Limited	Distribution and retailing of vehicles and provision of after-sales services and investment holding	Singapore	**100**	100	**2.3**	2.3
• Cycle & Carriage Kia Pte Ltd	Distribution and retailing of vehicles and provision of after-sales services	Singapore	**100**	100	**1.0**	1.0
• Cycle & Carriage (Australia) Pte Ltd	Investment holding	Singapore	**100**	100	**86.4**	86.4
• CCL Indo-China Investments Pte Ltd	Investment holding	Singapore	**100**	100	**3.1**	3.1
• CCL Myanmar Pte Ltd	Dormant	Singapore/ Myanmar	**71**	71	**–**	–
• CCL Properties (Holdings) Pte Limited	Investment holding	Singapore	**79.3**	79.3	**–**	–
• CCL Properties (Hillview) Pte Limited	Property holding and property development	Singapore	**79.3**	79.3	**–**	–
• MCL Land Limited (Quoted on the Singapore Exchange)	Investment holding	Singapore	**59.7**	59.7	**518.1**	518.1
• MCL Land (78 SW) Pte Ltd	Development of property for investment and property owner	Singapore	**59.7**	59.7	**–**	–
• MCL Land Acreage Pte Ltd	Dormant	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Juniper) Pte Ltd	Development of property for investment and property owner	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Changi) Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–

Name of company	Principal activities	Country of incorporation/ place of business	Group's effective interest in equity 2001	2000	Company's investment in ordinary shares at cost/directors' valuation 2001	2000
			%	%	**S$m**	S$m
Singapore (continued)						
• MCL Land (Changi 2) Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Belmont) Pte Ltd	Dormant	Singapore	**59.7**	59.7	**–**	–
Malayan Credit Development Private Limited	Under members' voluntary liquidation	Singapore	**59.7**	59.7	**–**	–
Malayan Credit (Balmoral) Pte Ltd	Under members' voluntary liquidation	Singapore	**59.7**	59.7	**–**	–
MCL Land Estate Services Pte Ltd	Under members' voluntary liquidation	Singapore	**59.7**	59.7	**–**	–
• MCL Land Holdings Pte Ltd	Property owner	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Property Management) Pte Ltd	Consultants and managers of real estate	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Bukit Panjang) Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Holland) Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Serangoon) Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Balmoral 2) Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Grange) Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Robertson Quay) Ltd	Property development	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Seletar Springs) Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Serangoon 2) Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–
• Kedron Investments Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–

Name of company	Principal activities	Country of incorporation/ place of business	Group's effective interest in equity 2001	2000	Company's investment in ordinary shares at cost/directors' valuation 2001	2000
			%	%	S$m	S$m
Singapore (continued)						
• Caseldine Investments Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Devonshire) Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Warren) Pte Ltd (formerly known as Cuxhaven Pte Ltd)	Property development	Singapore	**59.7**	59.7	**–**	–
• Baytex Investments Pte Ltd	Investment in unquoted shares	Singapore	**59.7**	59.7	**–**	–
• Finnerbest Pte Ltd	Dormant	Singapore	**100**	100	**Nominal**	Nominal
Malaysia						
^ Cycle & Carriage (Malaysia) Sdn Berhad	Retailing of vehicles, provision of after-sales services and hire purchase financing	Malaysia	**84.5**	84.5	**12.6**	12.6
^ CCL Group Properties Sdn Berhad	Investment holding	Malaysia	**79.3**	79.3	**56.6**	56.6
^ CCL (Malaysia) Properties Sdn Berhad	Investment holding	Malaysia	**79.3**	79.3	**–**	–
^ CCL (Cyclecarri) Properties Sdn Berhad	Property holding and property development	Malaysia	**79.3**	79.3	**–**	–
^ CCL (Weld) Properties Sdn Berhad	Property holding and property development	Malaysia	**79.3**	79.3	**–**	–
^ Century Gardens Sdn. Berhad	Property development	Malaysia	**41.8**	41.8	**–**	–
^ Pantai View Sdn. Bhd.	Development of property for investment and property owner	Malaysia	**41.8**	41.8	**–**	–
Malayan Credit Hotel Holdings (M) Sendirian Berhad	Under members' voluntary liquidation	Malaysia	**59.7**	59.7	**–**	–

Name of company	Principal activities	Country of incorporation/ place of business	Group's effective interest in equity 2001 %	2000 %	Company's investment in ordinary shares at cost/directors' valuation 2001 S$m	2000 S$m
Thailand						
^ Cycle & Carriage (Thailand) Limited	Retailing of vehicles and provision of after-sales services	Thailand	**100**	100	**–**	–
^ Automobile Holdings (Thailand) Limited	Investment holding	Thailand	**100**	100	**–**	–
Australia						
^ Hyundai Automotive Distributors Australia Pty Ltd	Importation and distribution of Hyundai cars, parts and accessories	Australia	**100**	100	**–**	–
^ Astre Superannuation Pty Ltd	Corporate trustee of HADA Superannuation Fund	Australia	**100**	100	**–**	–
^ Cycle & Carriage Automotive Services Pty Ltd (formerly known as CJADA Pty Limited)	Sales of parts and accessories and provision of warehousing services	Australia	**100**	100	**–**	–
^ Audi Australia Pty Ltd	Importation and distribution of Audi vehicles, parts and accessories	Australia	*	100	**–**	–
^ Cycle & Carriage Properties Pty Ltd (formerly known as Astre Properties Pty Ltd)	Property holding	Australia	**100**	100	**–**	–
^ Cycle & Carriage Finance Pty Ltd (formerly known as AAG Finance Pty Ltd)	Marketing of wholesale and retail finance to motor dealerships	Australia	**55**	55	**–**	–
New Zealand						
^ Truck Investments Limited	Investment holding	New Zealand	**100**	100	**33.4**	33.4
^ Hino Distributors (NZ) Ltd	Import, assembly and sales of new and used trucks	New Zealand	**100**	100	**–**	–
^ Motor Truck Distributors (NZ) Ltd	Import, assembly and sales of new and used trucks	New Zealand	**100**	100	**–**	–
^ ERF MAN Western Star (NZ) Ltd (formerly known as ERF Sales & Service Ltd)	Import, assembly and sales of new and used trucks	New Zealand	**100**	100	**–**	–

Name of company	Principal activities	Country of incorporation/ place of business	Group's effective interest in equity 2001	2000	Company's investment in ordinary shares at cost/directors' valuation 2001	2000
			%	%	S$m	S$m
New Zealand (continued)						
^ Truck Stops (NZ) Ltd	Workshop service and parts supply	New Zealand	**100**	100	**–**	–
^ Palmerston North Motors Wholesale Ltd	Dormant	New Zealand	**100**	100	**–**	–
^ Cycle & Carriage (North Shore) Limited	Property holding and wholesaling of used vehicles	New Zealand	**100**	100	**1.0**	1.0
^ Cycle & Carriage (Pakuranga) Limited	Retailing of vehicles and provision of after-sales services	New Zealand	**100**	100	**0.5**	0.5
^ Cycle & Carriage (Wellington) Limited	Retailing of vehicles	New Zealand	**100**	100	**1.0**	1.0
^ Cycle & Carriage (City) Limited	Retailing of vehicles and provision of after-sales services	New Zealand	**100**	100	**4.8**	4.8
^ Astre New Zealand Pty Ltd	Dormant	New Zealand	**100**	100	**–**	–
Vietnam						
^ CCL Saigon Joint Venture Company Limited	Dormant	Vietnam	**65**	65	**2.6**	2.6
Mauritius						
^ Cycle & Carriage (Mauritius) Limited	Investment holding	Mauritius	**100**	100	**Nominal**	Nominal
					769.5	769.5

° Audited by PricewaterhouseCoopers, Singapore

^ Audited by associated firms of PricewaterhouseCoopers, Singapore

* Audi Australia Pty Ltd, which was a wholly owned subsidiary in 2000, became an associate in 2001 as a result of the disposal of 50% of the stake held by Cycle & Carriage (Australia) Pte Ltd.

The details of the associates and joint ventures of Cycle & Carriage Limited are as follows:

Name of company	Principal activities	Country of incorporation/ place of business	Group's effective interest in equity 2001	Group's effective interest in equity 2000	Group's investment in ordinary shares at cost 2001	Group's investment in ordinary shares at cost 2000
			%	%	S$m	S$m
Singapore						
@ UMF (Singapore) Limited	Leasing and hire purchase	Singapore	**40**	40	**18.9**	18.9
@ MTU Asia Pte Limited	Distribution of diesel engines and marketing of spare parts	Singapore	**24.5**	24.5	**0.2**	0.2
-•Ampang Investments Pte Ltd	Hotelier and the holding of properties for rental in Malaysia	Singapore/ Malaysia	**40**	40	**Nominal**	Nominal
@ Maritime Holdings Limited	Chartering of vessels and ship-building, repairing and related engineering work	Singapore	**20**	20	**6.2**	7.9
@ Poussain Pte Ltd	Property development	Singapore	**29.9**	29.9	**16.0**	16.0
• Masingtai Shanghai Properties Pte Ltd	Development of property for investment and property owner	Singapore/ People's Republic of China	**11.9**	11.9	**19.3**	16.3
@ Rutile Pte Ltd	Development of property for investment and property owner	Singapore	**29.9**	29.9	**20.1**	20.1
@ PMCL Pte Ltd	Development of property for investment and property owner	Singapore	**29.9**	29.9	**20.1**	20.1
@ Bodenheim Investments Pte Ltd	Development of property for investment and property owner	Singapore	**29.9**	29.9	**0.5**	0.5
• Cycle & Carriage Motor Dealer Pte Ltd	Retailing of vehicles	Singapore	**50**	27	**1.5**	0.4
@ Cycle & Carriage.Fulco Motor Dealer Pte Ltd	Retailing of vehicles	Singapore	**30**	30	**0.4**	0.4
• Republic Auto Pte Ltd	Retailing of vehicles	Singapore	**40**	40	**0.4**	0.4
@ Motormart Enterprises Pte Ltd	Retailing of vehicles	Singapore	**50**	–	**0.7**	–

Name of company	Principal activities	Country of incorporation/ place of business	Group's effective interest in equity 2001	2000	Group's investment in ordinary shares at cost 2001	2000
			%	%	**S$m**	S$m
Malaysia						
^ Cycle & Carriage Bintang Berhad (Quoted on the Kuala Lumpur Stock Exchange)	Assembly, distribution, retailing of vehicles and provision of after-sales services	Malaysia	**48.4**	48.4	**24.9**	24.9
@ Golden Quantum Acres Sdn Bhd	Development of property for investment and property owner	Malaysia	**29.9**	–	**2.6**	–
Indonesia						
^ PT Astra International Tbk (Quoted on the Jakarta and Surabaya Stock Exchanges)	Assembly, distribution and retailing of vehicles and motorcycles, provision of after-sales services, agribusiness, woodbased, heavy equipment, information technology & consumer goods	Indonesia	**30.9**	31.1	**664.3**	664.3
Australia						
^ Audi Australia Pty Ltd	Importation and distribution of Audi vehicles, parts and accessories	Australia	**50**	*	**9.4**	–
Vietnam						
@ Autostar Limited	Dormant	British Virgin Islands/ Vietnam	**35**	35	**1.2**	1.2
					806.7	791.6

+ The operations of Ampang Investments Pte Ltd and its subsidiary company are financed by a long term bank loan and advances from the shareholders.

• Audited by PricewaterhouseCoopers, Singapore

^ Audited by associated firms of PricewaterhouseCoopers, Singapore

@ Audited by firms other than PricewaterhouseCoopers

* Audi Australia Pty Ltd, which was a wholly owned subsidiary in 2000, became an associate in 2001 as a result of the disposal of 50% of the stake held by Cycle & Carriage (Australia) Pte Ltd.

five-year summary

	1997	1998	1999	2000	**2001**
	S$m	S$m	S$m	S$m	**S$m**
Consolidated Profit and Loss Account					
Revenue	3,026.7	2,393.0	2,854.7	4,588.3	**4,641.4**
Profit after taxation and minority interests before exceptional items	170.7	107.0	98.1	172.8	**166.3**
Exceptional items	(11.9)	(103.5)	15.1	(72.5)	**(45.8)**
Attributable profit	158.8	3.5	113.2	100.3	**120.5**
Earnings per share (cts)	67.9	1.5	48.4	42.9	**51.1**
Earnings per share excluding exceptional items (cts)	73.0	45.7	41.9	73.9	**70.5**
Gross dividend per share (cts)	32	14	30	17	**15**
Consolidated Balance Sheet					
Property, plant and equipment	114.6	164.9	148.4	139.2	**127.1**
Investment properties	721.3	523.7	553.7	571.9	**532.3**
Development properties	867.4	609.3	534.1	568.2	**578.0**
Interests in associates	329.0	173.8	256.7	290.4	**408.8**
Other non-current assets	10.8	14.8	17.9	32.1	**30.9**
Net current assets/(liabilities)	18.9	278.6	245.8	219.8	**399.6**
Net cash/borrowings due within one year	61.5	55.4	84.4	(65.6)	**(155.6)**
Borrowings due after one year	(209.2)	(208.9)	(175.7)	(612.1)	**(713.5)**
Other non-current liabilities	(18.9)	(38.5)	(7.9)	(27.3)	**(23.7)**
Net operating assets	1,895.4	1,573.1	1,657.4	1,116.6	**1,183.9**
Shareholders' funds	1,380.7	1,176.2	1,254.8	706.5	**800.6**
Minority interests	514.7	396.9	402.6	410.1	**383.3**
Capital employed	1,895.4	1,573.1	1,657.4	1,116.6	**1,183.9**
Net tangible assets per share (S$)	5.90	5.03	5.36	3.02	**3.36**
Consolidated Statement of Cash Flows					
Net cash flows from operating activities	(300.6)	158.9	188.1	150.9	**(168.8)**
Net cash flows from investing activities	15.8	51.4	(67.9)	(703.2)	**3.6**
Net cash flows before financing activities	(284.8)	210.3	120.2	(552.3)	**(165.2)**
Net cash flows per share from operating activities	(1.3)	0.7	0.8	0.6	**(0.7)**
Key Ratios					
Gearing	11%	13%	7%	96%	**109%**
Interest cover (times)	33	19	11	12	**10**
Dividend cover (times)	2.9	0.1	2.2	3.4	**4.4**
Dividend payout	35%	n.m.	46%	30%	**22%**
Return on shareholders' funds	12.3%	8.4%	8.1%	17.6%	**22.1%**
Return on capital employed	10.3%	7.8%	7.0%	13.2%	**15.3%**

n.m. – not meaningful

Notes:

1. Gross dividend per share represents the dividend declared and dividend proposed per share for the financial year.
2. Gearing is computed based on net borrowings divided by shareholders' funds.
3. Interest cover is computed based on profit before interest expense and taxation, excluding exceptional items, divided by interest expense.
4. Dividend cover is based on profit attributable to shareholders divided by net dividend declared and dividend proposed for the financial year.
5. Dividend payout is based on net dividend declared and dividend proposed for the financial year divided by profit attributable to shareholders.
6. Return on shareholders' funds is computed based on profit after taxation and minority interests, excluding exceptional items, divided by average shareholders' funds.
7. Return on capital employed is computed based on profit after taxation, excluding exceptional items, divided by average capital employed.

group properties

Property, Plant and Equipment

Address	Title	Land area (sq ft)	Description and existing use
Singapore			
239 Alexandra Road/20 Leng Kee Road	Leasehold 99 years wef 19.3.1956	72,973	4-storey building housing corporate headquarters, vehicle showrooms and service center
241 Alexandra Road	Leasehold 99 years wef 25.7.1955	34,636	4-storey building housing corporate headquarters, vehicle showrooms and service centre
209 Pandan Gardens	Leasehold 30 years wef 1.3.1978	319,344	Vehicle showroom, service centre, parts distribution centre and offices
188 Pandan Loop	Leasehold 30 years wef 1.1.1979	223,104	Service centre and offices
330 Ubi Road 3	Leasehold 30 years wef 1.10.1992	73,195	Service centre, showroom and offices
Malaysia			
Lot 19, Jalan 219, Section 51A Petaling Jaya, Selangor	Leasehold 99 years wef 1.11.1967	103,000	Vehicle showroom, parts and service centre and offices
366, 368, 370, Jalan Tuanku Abdul Rahman, Kuala Lumpur	Freehold	6,706	Vehicle showrooms and offices
New Zealand			
180 Target Road, Glenfield Northshore, Auckland	Freehold	47,232	Vehicle showroom, parts and service centre
29 Malden Street, Palmerston North	Freehold	335,478	Corporate head office, truck assembly factory, truck maintenance workshop and sales offices
Australia			
8 Baywater Drive, Homebush Bay New South Wales	Freehold	483,838	3-storey office and warehouse complex
Corner Yelland Way and Dyer Drive Bassendean, Western Australia	Freehold	74,422	Single storey office and warehouse complex
275 Watteltree Road, Malvern Victoria	Freehold	44,132	2-storey office block

Investment Properties

Address	Title	Land area (sq ft)	Description and existing use
Singapore			
78 Shenton Way	Leasehold 99 years wef 26.7.1983	90,577	78 Shenton Way – 34-storey commercial/office complex with a 4-storey podium and a total net floor area of 301,914 sq ft
4A Ardmore Park	Freehold	33,874	Juniper at Ardmore – residential property comprising 17 apartments and 2 penthouses with a total net floor area of 69,623 sq ft
No. 1 Kaki Bukit Place	Leasehold 60 years wef 20.11.1995	11,950	Eunos Tech Park – 7-storey corner terrace factory with a built-up area of 30,570 sq ft
Malaysia			
Lot 1705 Section 46, Kuala Lumpur	Freehold	60,988	Wisma Cyclecarri – 28-storey office tower with a total net floor area of 400,302 sq ft
Lots 440 and 1106, Section 46, Kuala Lumpur	Freehold	38,395	Site for development
Lots 1400,1401 and 1402, Section 46, Kuala Lumpur	Freehold	7,352	Site for development
Lots 446, 447, Sec 57, No. 76, Jalan Raja Chulan, Kuala Lumpur	Freehold	68,921	Menara Weld – 32-storey commercial/ office complex with a 5-storey podium and a total net floor area of 420,522 sq ft
Lot 51863, Section 96, Jalan Bukit Pantai Kuala Lumpur	Freehold	107,154	Bintang Pantai – residential property comprising 40 apartments and 5 penthouses with a total net floor area of 136,162 sq ft

Development Properties

Address	Title	% of completion at 31.12.2001/ expected date of completion	Site area (sq ft)	Gross floor area (sq ft)	Group's effective interest in property %	Description and existing use
Singapore						
Lots 734X, 735L, 736C, 737M, 738W and 1778A of TS24 Grange Garden	Freehold	– Year 2004	52,344	109,925	59.7	Proposed development of condominium
Lots 1045C, 945N, 99263M, 99266P, 908T and 909A of TS21 Robertson Quay	Freehold	32% Year 2003	69,725	197,949	59.7	Proposed development of condominium
Lot 3834M Mukim 13 Transit Road	Leasehold 99 years wef Feb 2001	27% Year 2003	116,925	163,695	59.7	Forest Hills – development of 128-unit apartment
Lot 8024W Mukim 24, Sims Avenue/Geylang	Leasehold 99 years wef August 1997	91% Year 2002	61,010	173,268	59.7	Sims Residences – development of 112-unit apartment
Lots 440K, 441N, 442X, 345P, 346T, 436A, U2724L, U2725C, U2726M, 438N, 439X, 601K, U503T, U504A, U505K, U506N, U507X, U508L, U509C, U510X, 109N, 340L, 339M, 338C, 337L, 336X, 341C, 342M, 343W and 344V of TS21 Devonshire Road	Freehold	- Year 2004	61,153	171,228	59.7	The Metz – development of condominium
Lot 3199M Mukim 11 Choa Chu Kang Loop	Leasehold 99 years wef June 2001	– Year 2004	313,156	876,837	59.7	The Warren – development of 699-unit condominium

Development Properties (continued)

Address	Title	% of completion at 31.12.2001/ *expected date of* completion	Site area	Gross floor area	Group's effective *interest in* property	Description and existing use
			(sq ft)	(sq ft)	%	
Malaysia						
TLO 2971 & 2971A, Town of Johor Bahru, Johor	Freehold	–	56,770	–	41.8	Vacant site for future development
Lot 1580, Mukim of Tebrau, District of Johor Bahru, Johor	Freehold	–	785,437	–	41.8	Vacant site for future development
Lot 3609, Mukim of Senai, Kulai, District of Johor Bahru, Johor	Freehold	–	2,148,048	–	41.8	Vacant site for future development
Lots 3034, 11840GN 71899 & 4167, Town of Johor Bahru, Johor	Freehold	–	295,515	–	41.8	Vacant site for future development

Properties for sale

Address	Title	Land area	Description and existing use
		(sq ft)	
Singapore			
Lot TS26 – 826V, Balmoral Crescent	Freehold	92,247	Balmoral Residences – residential property comprising 65 apartments with a total net floor area of 147,595 sq ft
Australia			
118 Moggill Road, Taringa, Queensland	Freehold	45,445	Two 3-storey buildings with vehicle showroom, parts and service centre rented to a motor dealer

shareholding statistics

Authorised share capital: S$600,000,000

Issued and fully paid-up capital: S$238,454,644

Class of shares: Ordinary share of S$1 each with equal voting rights

Twenty Largest Shareholders as at 28 February 2002

Name of shareholders	Number of shares	%
DBS Trustee Limited	68,884,831	28.89
Raffles Nominees Pte Ltd	64,417,533	27.01
Employees Provident Fund Board	27,171,175	11.39
DBS Nominees Pte Ltd	16,536,048	6.93
Citibank Nominees Singapore Pte Ltd	7,250,702	3.04
HSBC (Singapore) Nominees Pte Ltd	4,927,648	2.07
United Overseas Bank Nominees Pte Ltd	3,592,722	1.51
Oversea-Chinese Bank Nominees Pte Ltd	3,123,982	1.31
Chua Boon Yew	2,438,920	1.02
Fong Lai Wah	2,045,036	0.86
Veronique Pte Limited	1,125,805	0.47
G K Goh Stockbrokers Pte Ltd	956,031	0.40
Overseas Union Bank Nominees Pte Ltd	923,136	0.39
Henry Bian Hock Cheah	810,000	0.34
Kota Trading Company Sendirian Berhad	780,028	0.33
Daiwa (Malaya) Private Limited	665,000	0.28
NTUC Income Insurance Co-Operative Limited	640,000	0.27
Pontiac Pte Ltd	585,225	0.24
Kew Estate Limited	469,000	0.20
Chua Swee Sim	427,236	0.18
	207,770,058	87.13

Substantial Shareholders as at 28 February 2002

Name of shareholders	Number of shares	%
Jardine Strategic Holdings Limited*	68,884,831	28.89
Edaran Otomobil Nasional Berhad**	49,981,079	20.96
Employees Provident Fund Board	27,726,175	11.63
	146,592,085	61.48

Notes:

* Jardine Strategic Holdings Limited ("JSHL") is interested in 68,884,831 shares through its wholly-owned subsidiary, JSH Asian Holdings Ltd, which is in turn interested through its wholly-owned subsidiary, Jardine Strategic Singapore Pte Ltd. By virtue of JMH Investments Limited's and Jardine Matheson Holdings Limited's interests in JSHL, they are also deemed to be interested in the total of 68,884,831 shares.

** Tan Sri Dato' Seri Mohd Saleh Sulong, DRB-HICOM Berhad ("DRB-HICOM"), Gadek (Malaysia) Berhad ("Gadek"), Mega Consolidated Sdn Bhd ("Mega"), and Hicom Holdings Berhad ("Hicom") are deemed to have an interest in the 49,981,079 shares held by Edaran Otomobil Nasional Berhad ("EON") through (i) Tan Sri Dato' Seri Mohd Saleh Sulong's interest in DRB-HICOM; (ii) DRB-HICOM's interest in Gadek; (iii) Gadek's interest in Mega; (iv) DRB-HICOM's and Mega's interest in Hicom; and (v) Hicom's interest in EON.

Analysis of Shareholders by Range of Balances as at 28 February 2002

Size of holdings	Number of shareholders	%	Number of shares	%
1 – 1,000	2,138	39.35	1,607,378	0.67
1,001 – 10,000	2,818	51.87	10,303,147	4.32
10,001 – 1,000,000	466	8.58	25,029,717	10.50
1,000,001 and above	11	0.20	201,514,402	84.51
	5,433	100.00	238,454,644	100.00

Analysis of Shareholders by Country of Residence as at 28 February 2002

Location of shareholders	Number of shareholders	%	Number of shares	%
Singapore	4,387	80.75	205,126,962	86.02
Malaysia	944	17.37	32,703,987	13.72
United Kingdom	7	0.13	17,160	0.01
Australia/New Zealand	24	0.44	78,275	0.03
USA/Canada	20	0.37	54,182	0.02
Hong Kong	20	0.37	288,403	0.12
Others	31	0.57	185,675	0.08
	5,433	100.00	238,454,644	100.00

share price and volume



Volume transacted in millions of shares
Share price in Singapore dollars
14
12
10
8
6
4
2
0
5
4
3
2
1
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb
2000
2001
2002
Volume transacted in millions of shares
Share price in Singapore dollars

	2000	**2001**
Earnings per share (cts)		
– including exceptional items	42.9	**51.1**
– excluding exceptional items	73.9	**70.5**
Gross dividend per share (cts)	17.0	**15.0**
Net tangible assets per share (S$)	3.02	**3.36**
Price range – High (S$)	5.45	**3.86**
– Low (S$)	3.00	**2.64**

notice of annual general meeting

NOTICE IS HEREBY GIVEN that the 33rd Annual General Meeting of the Company will be held in The Oriental Ballroom 1, First Floor, The Oriental, Singapore, 5 Raffles Avenue, Singapore 039797 on Tuesday, 7 May 2002 at 11am for the following purposes:

As Ordinary Business:

1. To receive and adopt the Audited Accounts for the year ended 31 December 2001 together with the reports of the Directors and the Auditors thereon.

2. To approve the payment of a final dividend of 12.0% less income tax for the year ended 31 December 2001 as recommended by the Directors.

3. To approve Directors' fees of S$379,000 for the year ended 31 December 2001.

4. To re-elect the following Directors retiring pursuant to Article 95 of the Articles of Association of the Company:

   a. Mr Neville Barry Venter;
   b. Mr Rin Kei Mei;
   c. Datuk Hassan Abas.

5. To re-elect Tan Sri Abdul Halim bin Ali, a Director, retiring pursuant to Article 99 of the Articles of Association of the Company.

6. To pass the following resolutions:

   a. "That Mr Alan Yeo Chee Yeow be authorised to continue to act as Director until the next Annual General Meeting, pursuant to section 153(6) of the Companies Act, Chapter 50."

   b. "That Mr Owen Phillimore Howell-Price be authorised to continue to act as an Alternate Director to Mr Anthony John-Liddell Nightingale until the next Annual General Meeting, pursuant to section 153(6) of the Companies Act, Chapter 50."

7. To re-appoint the Auditors and to authorise the Directors to fix their remuneration.

8. To transact any other routine business which may arise.

As Special Business:

9. To consider and, if thought fit, to pass with or without any amendments the following resolutions as Ordinary Resolutions:

   a. "That pursuant to section 161 of the Companies Act, Cap. 50 and the listing rules of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the Directors of the Company to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit provided that the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50 per cent of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro-rata basis to members of the Company does not exceed 20 per cent of the issued share capital of the Company for the time being, and, unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier."

   b. "That approval be and is hereby given to the Directors to issue such shares as may be required to be issued pursuant to the exercise of options granted under the CCL Senior Executives' Share Option Scheme ("the Scheme") provided always that the aggregate number of shares to be issued pursuant to the Scheme shall not exceed 5 per cent of the issued share capital of the Company from time to time."

c. "That approval be and is hereby given to the Directors to issue such shares as may be required to be issued pursuant to the exercise of options granted or to be granted in accordance with the provisions of the CCL Executives' Share Option Scheme 2000 ("the Scheme 2000") provided always that the aggregate number of shares to be issued pursuant to the Scheme 2000 shall not exceed 15 per cent of the issued share capital of the Company from time to time."

d. "That for the purposes of Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited:

   i. approval be and is hereby given for the renewal of:

      1. the mandate for the Company, its subsidiaries and target associated companies or any of them to enter into transactions falling within the types of Interested Person Transactions as set out in the Company's Circular to Shareholders dated 16 April 1998 ("the 1998 Circular") with any party who is of the class of Interested Persons described in the 1998 Circular, provided that such transactions are carried out in the normal course of business, at arm's length and on commercial terms and in accordance with the guidelines of the Company for Interested Person Transactions as set out in the 1998 Circular ("the General Mandate"); and

      2. the mandate for the Company, its subsidiaries and target associated companies or any of them to enter into and/or participate in joint ventures and similar forms of mutual collaboration or participation (such as joint investments, co-operation arrangements and shareholders' agreements) (collectively, "joint ventures"), with any party who is from the classes of Interested Persons described in the Company's Circular to Shareholders dated 12 April 1999 ("the 1999 Circular"), provided that such joint ventures are carried out in the normal course of business, at arm's length, and in accordance with the guidelines of the Company for such transactions as set out in the 1999 Circular ("the JV Mandate"); and

   ii. the General Mandate and the JV Mandate respectively, shall, unless revoked or varied by the Company in general meeting, continue in force until the next Annual General Meeting of the Company."

By Order of the Board

Ho Yeng Tat
Group Company Secretary

Singapore, 21 March 2002

Notes:

A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint one or two proxies to attend and vote on his behalf and such proxy need not be a member of the Company.

An instrument appointing a proxy must be deposited at the office of the share registrar, Barbinder & Co Pte Ltd, at 8 Cross Street, #11-00 PWC Building, Singapore 048424, not less than 48 hours before the time for holding the Annual General Meeting or any adjournment thereof.

Statement pursuant to Clause 902(4)(a) of the Listing Manual of the Singapore Exchange Securities Trading Limited

Datuk Hassan Abas and Mr Alan Yeo Chee Yeow who will continue as members of the Company's Audit Committee upon their re-election as Directors of the Company, are independent Directors.

Statement pursuant to Article 54 of the Articles of Association of the Company

The effects of the resolutions under the heading "As Special Business" are:

a. Ordinary Resolution No. 9(a) is to allow the Directors to issue shares in the Company up to an amount not exceeding, in aggregate, 50 per cent of the issued share capital of the Company for the time being, of which an amount not exceeding 20 per cent of the issued share capital of the Company for the time being may be issued otherwise than on a pro-rata basis to members of the Company.

b. Ordinary Resolution No. 9(b) is to allow the Directors to issue shares in the Company pursuant to the exercise of options that have been granted under the CCL Senior Executives' Share Option Scheme ("the Scheme") not exceeding 5 per cent of the issued share capital of the Company from time to time. Although The Scheme was discontinued on 31 December 1999, at the end of its 10-year duration, subsisting options granted prior to that date are not affected by the discontinuation and remain exercisable in accordance with the terms of the Scheme.

c. Ordinary Resolution No. 9(c) is to allow the Directors to issue shares in the Company pursuant to the exercise of options granted or to be granted under the CCL Executives' Share Option Scheme 2000 ("the Scheme 2000") not exceeding 15 per cent of the issued share capital of the Company from time to time. The Scheme 2000 (which replaced the Scheme) came into operation on 1 January 2000.

d. Ordinary Resolution No. 9(d) is to renew the mandate for general business transactions ("the General Mandate") and the mandate for joint ventures ("the JV Mandate") with interested persons, which mandates will be expiring at the upcoming 33rd Annual General Meeting. The General Mandate and the JV Mandate were renewed at the 32nd Annual General Meeting held on 3 May 2001.



proxy form

The Group Company Secretary
Cycle & Carriage Limited
c/o Barbinder & Co Pte Ltd
8 Cross Street
#11-00 PWC Building
Singapore 048424

IMPORTANT

1. For investors who have used their CPF monies to buy **Cycle & Carriage Limited** shares, the **Annual Report** is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.

2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We____

of____

being a member/members of the abovenamed Company hereby appoint the following person(s):

Name	Address	NRIC/Passport Number	Proportion of Shareholdings(%)
and/or (delete as appropriate)			

as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the 33rd Annual General Meeting of the Company to be held in The Oriental Ballroom I, First Floor, The Oriental, Singapore, 5 Raffles Avenue, Singapore 039797 on Tuesday, 7 May 2002 at 11am and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary Resolutions as set out in the Notice of Annual General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Annual General Meeting.)

Ordinary Business	**For**	**Against**
1. Adoption of Directors' and Auditors' Reports and Accounts		
2. Declaration of Final Dividend		
3. Approval of Directors' Fees		
4. Re-election of Directors retiring pursuant to Article 95		
a. Neville Barry Venter		
b. Rin Kei Mei		
c. Datuk Hassan Abas		
5. Re-election of Tan Sri Abdul Halim bin Ali who is retiring pursuant to Article 99		
6. a. Authorisation for Mr Alan Yeo Chee Yeow to continue as Director pursuant to section 153(6) of the Companies Act		
b. Authorisation for Mr Owen Phillimore Howell-Price to continue as Alternate Director to Mr Anthony John-Liddell Nightingale pursuant to section 153(6) of the Companies Act		
7. Re-appointment of Auditors		
8. Any Other Routine Business		
Special Business		
9. a. Authorising Directors to issue shares not exceeding 50% of the issued share capital		
b. Authorising Directors to issue shares, pursuant to the CCL Senior Executives' Share Option Scheme, not exceeding 5% of the issued share capital		
c. Authorising Directors to issue shares, pursuant to the CCL Executives' Share Option Scheme 2000 ("Scheme 2000"), not exceeding 15% of the issued share capital		

Please cut proxy form here

Special Business	For	Against
9. d. Renewal of General Mandate for Interested Person Transactions and JV Mandate for joint ventures with Interested Persons		

Dated this . . . . day of 2002

Total number of shares held

. . . .

Signature(s) of Member(s) or Common Seal

Important: Please Read Notes Below

Notes:

1. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of shares. If you have shares registered in your name in the Register of Members, you should insert that number of shares. If you have shares entered against your name in the Depository Register and shares registered in your name in the Register of Members, you should insert the aggregate number of shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the shares held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him and such proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at the office of the share registrar, Barbinder & Co Pte Ltd, at 8 Cross Street, #11-00 PWC Building, Singapore 048424, not less than 48 hours before the time appointed for the Annual General Meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.




20:32

Sims Residences
Sims Avenue

Singapore



